                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549

                                    FORM 8-K

                                 CURRENT REPORT

     PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               DATE OF EARLIEST EVENT REPORTED: FEBRUARY 22, 2000

                             U.S. TRUST CORPORATION

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            NEW YORK                      1-14933               13-3818952
(State or other jurisdiction of   (Commission File Number)   (I.R.S. Employer
incorporation or organization)                              Identification No.)

114 WEST 47TH STREET, NEW YORK, NEW YORK                       10036
(Address of principal executive offices)                     (Zip Code)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 852-1000

ITEM 5.   OTHER EVENTS

Included in this Form 8-K are the Consolidated Financial Statements and Notes thereto of U.S. Trust Corporation (the "Corporation") together with the auditor's report as well as the unaudited Corporation's Management's Discussion and Analysis and Supplementary Financial Information for the year ended December 31, 1999.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.



                                                          U.S. Trust Corporation
                                                                      Registrant

Date:  February 22, 2000                           By:  /s/ Richard E. Brinkmann
                                                        ------------------------
                                                            Richard E. Brinkmann
                                                           Comptroller and Chief
                                                                Planning Officer
                                                  (Principal Accounting Officer)

                                 EXHIBIT INDEX
--------------------------------------------------------------------------------
EXHIBIT NO.                         ITEM
--------------------------------------------------------------------------------

23                         Consent of Independent Accountants


99.4                       Management's Discussion and Analysis


99.5 Consolidated Financial Statements, Notes to the Consolidated Financial Statements and Report of Independent Accountants

99.6                       Financial and Other Data Supplement

                                   EXHIBIT 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in (i) the Registration Statement on Form S-8 of U.S. Trust Corporation (Registration No. 33-63899) pertaining to the 1995 Stock Option Plan of U.S. Trust Corporation, (ii) the Registration Statement on Form S-8 of U.S. Trust Corporation (Registration No. 33-62371) pertaining to the 401(k) Plan and ESOP of United States Trust Company of New York and Affiliated Companies, (iii) the Registration Statement on Form S-8 of U.S. Trust Corporation (Registration No. 333-68589) pertaining to the U.S. Trust Corporation Employee Stock Purchase Plan, (iv) the Registration Statements on Form S-3 of U.S. Trust Corporation (Registration Nos. 333-61903, 333-63683, 333-16607, 333-72125, 333-88489) pertaining to the resale of 872,564 shares by certain selling shareholders, of our report dated January 31, 2000, on our audits of the consolidated financial statements of U.S. Trust Corporation and Subsidiaries as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, which report is included in the Current Report on Form 8-K.

                                                  /s/ PricewaterhouseCoopers LLP
                                                  ------------------------------
                                                      PricewaterhouseCoopers LLP


New York, New York
February 22, 2000

                                EXHIBIT NO. 99.4

--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------
FINANCIAL REPORTING MATTERS

Management's Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements. The financial information presented in Management's Discussion and Analysis has been prepared on a basis consistent with the financial accounting policies set forth in the Consolidated Financial Statements.

    In this Form 8-K we make certain forward-looking statements with respect to the financial condition, results of operations and business of U.S. Trust Corporation (individually, the "Parent") and its wholly owned subsidiaries (collectively, with the Parent, the "Corporation"). These forward-looking statements may contain words such as "believes," "expects," "anticipates," "estimates" or similar expressions.

    We caution that these statements are not guarantees of future performance. They involve a number of risks and uncertainties that are difficult to predict. Factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements include but are not limited to the following:

- Competitive pressures in the investment or asset management, corporate fiduciary or private banking industries may increase significantly.

- General economic or business conditions, or volatility in the equity, fixed income and real estate markets, may be unfavorable. Such economic environments could result in, among other things, a reduced demand for asset management or other financial services, or a decline in assets under management over a short or an extended time period. Fee revenues and net interest revenue could be negatively impacted by such events.

- Legislative changes, including but not limited to legislation related to income and estate tax matters, and regulatory changes in banking or other businesses the Corporation engages in, may adversely affect its financial condition.

--------------------------------------------------------------------------------
PENDING BUSINESS COMBINATION

The Parent has entered into an agreement and plan of merger (the "Merger Agreement") dated January 12, 2000 with The Charles Schwab Corporation ("Schwab") and a wholly owned subsidiary of Schwab pursuant to which all of the outstanding common shares of the Parent will be exchanged for shares of Schwab common stock. The transaction, which is subject to, among other things, regulatory approvals and Parent shareholder approval, is expected to be consummated by July 2000. If the transaction is consummated, the Parent will become a wholly owned subsidiary of Schwab.

    Under the terms of the Merger Agreement, the Parent's shareholders will receive 3.427 shares of Schwab common stock for each common share of the Parent. The Parent and Schwab expect the transaction to qualify for pooling of interest accounting treatment. See Note 1 to Notes to the Consolidated Financial Statements for additional information.

    A number of comments included in this Management's Discussion and Analysis (e.g., financial performance objectives, earnings per share) presume that the Corporation is a going concern and do not attempt to take into consideration the impact, if any, that the pending business combination may have on the matters discussed therein.

--------------------------------------------------------------------------------
FINANCIAL PERFORMANCE OBJECTIVES

Management evaluates the five financial performance objectives set forth below on a continual basis. The financial performance objectives are not quarterly targets; rather, they represent management's current assessment of the long-term capabilities of the Corporation in the present environment. Interim period results may exceed or fall short of some or all of these financial performance objectives. Such results may not necessarily be indicative that a change should be made in the Corporation's long-term financial performance objectives, but more likely would be indicative of specific transactions or events that occurred within a given period. However, external facts and circumstances, including changes in banking regulations and income tax policies, may occur and require the Corporation to adjust its long-term financial performance objectives.

--------------------------------------------------------------------------------
Total Revenues

Total revenues are expected to increase in the range of 8% to 12% per year. Management believes that total revenues will grow at the upper end of this range over the foreseeable future. Total revenues increased by approximately 23% during 1999, 19% during 1998 and 15% during 1997. Revenue growth in 1997 through 1999 primarily was a result of strong new business and the overall appreciation in the equity market during this period.

    There are several factors that either will contribute to or impede the Corporation from meeting and maintaining this financial performance objective.

    Fee revenue growth is enhanced through direct sales efforts, additions to existing customer relationships, continued national expansion and selected penetration in existing geographic markets, targeted acquisitions and market appreciation. Fee revenue growth is adversely affected by distributions of funds from client accounts, lost business relationships and market depreciation. Changes in personal, capital gains or estate tax laws, regulations and other external factors will also affect the rate of fee revenue growth.

    The level of net interest revenue is dependent upon several factors, including loan demand, credit quality, regulatory capital requirements, federal and state income tax policies and the Federal Reserve Board's interest rate setting policies.

--------------------------------------------------------------------------------
Pre-Tax Margin

Management believes that the Corporation can meet its objective to improve pre-tax margin to 25% over the next several years. The Corporation's pre-tax margin was 23.6% for 1999, 22.9% for 1998 and 22.4% for 1997. The Corporation's ability to achieve this financial objective will be based upon several factors, including the growth rate of total revenues, continued control over recurring operating expenses, the pace of investment in national expansion and the maturation of prior years national expansion efforts. Barring an extreme and prolonged market decline, management anticipates that achieving this financial objective will constrain neither its national expansion program nor its selective acquisitions of investment advisors in strategic geographic locations.

--------------------------------------------------------------------------------
Earnings Per Share

Management believes that the operating leverage resulting from meeting its revenue and pre-tax margin objectives will enable the Corporation to increase diluted earnings per share in the range of 15% to 20% per year. Several factors, including statutory changes in federal, state and local corporate income tax rates, common stock repurchases and the dilutive effect of stock options, will affect this financial performance objective. Diluted earnings per share improved by 25.7% during 1999, 23.8% during 1998 and 22.6% during 1997.

--------------------------------------------------------------------------------
Return on Stockholders' Equity

Management has set the Return on Stockholders' Equity ("ROE") objective to exceed 25% over the next several years. ROE for 1999 was 29.2%, 26.2% in 1998 and 22.8% in 1997.

--------------------------------------------------------------------------------
Dividend Pay-Out Ratio

The Corporation's dividend pay-out ratio is anticipated to range between 25% and 35% of annual net income. Retained capital will be available for acquisitions, business expansion, stock buy back programs and other management initiatives. In periods in which earnings per share growth exceeds its expected range, the dividend pay-out ratio likely will be either at the lower end or below the targeted range. The dividend pay-out ratio was 23.7% during 1999, 24.3% during 1998 and 25.1% during 1997.

--------------------------------------------------------------------------------
THE BUSINESSES OF U.S. TRUST

The Corporation has two principal businesses: Personal Wealth Management Services and Institutional Services. Personal Wealth Management Services is further delineated into two components -- New York Wealth Management Services ("New York") and National Wealth Management Services ("National").

    Principal competitors of the Corporation are other investment management companies, brokerage firms, mutual fund companies and banking institutions. No one competitor or industry dominates the markets in which the Corporation engages. The following provides a description of services provided by these businesses and their markets.

--------------------------------------------------------------------------------
Personal Wealth Management Services

The Corporation provides a complete array of financial services for affluent individuals and families. These services, defined as Personal Wealth Management Services, include investment management (domestic and international equity, fixed income and alternative investments, such as private equity and real estate), investment consulting, trust, financial and estate planning and private banking. Personal Wealth Management Services are provided through New York and National. The Corporation has been well established in the New York Wealth Management business for many years. More recently, the Corporation has expanded its presence beyond New York through national expansion resulting in the establishment of its National Wealth Management business. The Corporation anticipates that its national expansion will continue over the next several years.

    The cornerstone of the Corporation's services to the personal market in both its New York and National businesses is investment management. At December 31, 1999, personal assets under management were approximately $59.6 billion. The Corporation views the personal investment market in three sectors and has tailored its products and service delivery to each.

    Personal Wealth Management's primary market sector consists of individuals with $2 million to $50 million in investable assets. The Corporation provides to these clients both individually managed balanced accounts and specialized investment management services. These clients are offered and generally utilize the Corporation's other wealth management services.

    The second sector of the personal market includes clients in the wealth accumulation phase, with $250,000 to as much as $2 million in financial assets. In this sector, the Corporation offers Wealth Advisory Accounts; an investment advisory service that utilizes the U.S. Trust-advised Excelsior family of mutual funds.

    The third personal market sector is comprised of clients who have over $50 million in investable assets and whose financial needs are particularly complex. In addition to investment management services, the Corporation offers to these clients specialized fiduciary, financial planning, enhanced master custody and philanthropic consulting services. The Corporation provides counseling to this sector regarding the development of tax-intelligent investment policies and the selection and monitoring of investment managers.

    In addition, the Corporation provides the private equity community with expertise on in-kind stock distributions, liquidation of securities positions as agent, and hedging transactions for high-net-worth individuals who frequently face complex issues involving the disposition of low-cost-basis stock.

    The Corporation offers private banking services to meet the credit and liquidity requirements for all of its Personal Wealth Management clients. These services include mortgage and personal lending vehicles and an array of deposit taking products.

    A major strategy for the growth of the Corporation's Personal Wealth Management business has been national expansion. Personal Wealth Management clients usually prefer services to be delivered locally. The Corporation has established affiliates throughout the United States: California, Connecticut, Florida, New Jersey, North Carolina, Oregon, Pennsylvania, Texas and Washington D.C.

    The Corporation has placed heavy emphasis on the sales effort supporting the Personal Wealth Management business, including in recent years a 50 percent increase in the total staff dedicated to sales and an innovative sales incentive program for all employees.

--------------------------------------------------------------------------------
Institutional Services

Institutional Services includes investment management, corporate trust, brokerage and special fiduciary services for corporations, endowments, foundations, pension plans and other institutional clients.

    The Corporation's institutional investment management business provides a wide range of investment options for its clients, including balanced and specialized domestic and international equity investment styles, structured investments, alternative investments, fixed-income vehicles and short-term cash management. Institutional clients can also utilize the U.S. Trust's Excelsior mutual fund family, which offers all major asset classes and both active and passive management styles.

    Institutional Services also includes investment, consulting and fiduciary services to employee stock ownership plans (ESOPs) that invest in significant blocks of employer stock. The Corporation specializes in providing these special fiduciary services to large, complex plans and believes it is the preeminent provider of such services to this market.

    At December 31, 1999, the Corporation managed approximately $26.5 billion for its institutional clients of which approximately $12 billion is related to the Corporation's special fiduciary services. The remaining assets managed by Institutional include those of endowments, pension plans and other not-for -profit and institutional clients.

    The Corporation is among the top 10 trustees in the country that provide trust, agency and related services to public and private corporations, municipalities and other financial enterprises. The Corporation's strategy is to develop long-term relationships that will generate recurring business. The aggregate principal amount of assets administered by corporate trust exceeds $330 billion at December 31, 1999.

    For the twelfth consecutive year the Corporation was the leading trustee in New York State for new municipal debt issues, and was also ranked among the top five nationally for new municipal debt issues. Providing support for complex new types of securities, such as derivatives and securitized transactions, continues to be the fastest growing aspect of the corporate trust business.

--------------------------------------------------------------------------------
Segment Financial Results

Business segment results are presented in order to reflect financial performance and strategic direction. Fee revenue is generally credited to the segment that has the contractual relationship with the client. Allocated net interest revenue is credited to each segment based upon the level of financial instruments managed by the segment, after taking into effect the internally developed cost of fund transfers. All costs directly attributable to a business segment are charged directly to that segment. These costs include salaries, performance compensation, sales commissions and incentives, employee benefits, occupancy and all other operating costs. The amortization of intangibles resulting from a business combination is charged to the segment that manages the acquired business. Corporate expenses are charged to the segments based upon management's determination of the direct or indirect benefits realized by each segment utilizing such corporate services.

Segment results are based upon estimates and judgments. Internal management accounting reflects the way management views its businesses and may not be comparable to other financial institutions. Segment comparability between reporting periods is achieved by periodic restatement to conform to changes in organizational structure and changes in allocation policies.

    The following information reflects operating performance by segment for the three years ended December 31, 1999.

                                                PERSONAL WEALTH MANAGEMENT                                     TOTAL
                                     -------------------------------------------------
(DOLLARS IN THOUSANDS)                   NEW YORK        NATIONAL            TOTAL        INSTITUTIONAL     CORPORATION
---------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1999
Fee revenue......................... $     227,167    $     108,478    $      335,645    $       88,822    $       424,467
Allocated net interest revenue......        82,306           23,547           105,853            11,277            117,130
                                     --------------   --------------   ---------------   ---------------   ----------------
Total revenue.......................       309,473          132,025           441,498           100,099            541,597
Operating expense...................       219,152          121,602           340,754            73,167            413,921
                                     --------------   --------------   ---------------   ---------------   ----------------
Income before taxes................. $      90,321    $      10,423    $      100,744    $       26,932    $       127,676
                                     --------------   --------------   ---------------   ---------------   ----------------
Profit margin.......................          29.2%             7.9%             22.8%             26.9%              23.6%
                                     --------------   --------------   ---------------   ---------------   ----------------
Percentage of income before taxes...          70.7%             8.2%             78.9%             21.1%
                                     --------------   --------------   ---------------   ---------------
Total assets........................ $   3,712,000    $   1,182,000    $    4,894,000    $      129,000    $     5,023,000
                                     --------------   --------------   ---------------   ---------------   ----------------
Assets under management............. $  39,059,000    $  20,535,000    $   59,594,000    $   26,503,000    $    86,097,000
                                     --------------   --------------   ---------------   ---------------   ----------------
Assets under administration......... $  15,715,000    $   2,536,000    $   18,251,000    $  344,355,000    $   362,606,000
                                     --------------   --------------   ---------------   ---------------   ----------------

Year ended December 31, 1998
Fee revenue......................... $     183,991    $      71,298    $      255,289    $       84,330    $       339,619
Allocated net interest revenue......        70,688           20,948            91,636            10,394            102,030
                                     --------------   --------------   ---------------   ---------------   ----------------
Total revenue.......................       254,679           92,246           346,925            94,724            441,649
Operating expense...................       186,079           83,512           269,591            70,964            340,555
                                     --------------   --------------   ---------------   ---------------   ----------------
Income before taxes................. $      68,600    $       8,734    $       77,334    $       23,760    $       101,094
                                     --------------   --------------   ---------------   ---------------   ----------------
Profit margin.......................          26.9%             9.5%             22.3%             25.1%              22.9%
                                     --------------   --------------   ---------------   ---------------   ----------------
Percentage of income before taxes...          67.9%             8.6%             76.5%             23.5%
                                     --------------   --------------   ---------------   ---------------
Total assets........................ $   3,066,000    $     973,000    $    4,039,000    $      104,000    $     4,143,000
                                     --------------   --------------   ---------------   ---------------   ----------------
Assets under management............. $  32,372,000    $  14,328,000    $   46,700,000    $   28,336,000    $    75,036,000
                                     --------------   --------------   ---------------   ---------------   ----------------
Assets under administration......... $  13,269,000    $   2,067,000    $   15,336,000    $  311,124,000    $   326,460,000
                                     --------------   --------------   ---------------   ---------------   ----------------

Year ended December 31, 1997
Fee revenue......................... $     158,437    $      51,386    $      209,823    $       71,868    $       281,691
Allocated net interest revenue......        62,248           18,362            80,610            10,515             91,125
                                     --------------   --------------   ---------------   ---------------   ----------------
Total revenue.......................       220,685           69,748           290,433            82,383            372,816
Operating expense...................       164,127           61,286           225,413            63,744            289,157
                                     --------------   --------------   ---------------   ---------------   ----------------
Income before taxes................. $      56,558    $       8,462    $       65,020    $       18,639    $        83,659
                                     --------------   --------------   ---------------   ---------------   ----------------
Profit margin.......................          25.6%            12.1%             22.4%             22.6%              22.4%
                                     --------------   --------------   ---------------   ---------------   ----------------
Percentage of income before taxes...          67.6%            10.1%             77.7%             22.3%
                                     --------------   --------------   ---------------   ---------------
Total assets........................ $   2,936,000    $     767,000    $    3,703,000    $      112,000    $     3,815,000
                                     --------------   --------------   ---------------   ---------------   ----------------
Assets under management............. $  26,890,000    $  10,704,000    $   37,594,000    $   23,594,000    $    61,188,000
                                     --------------   --------------   ---------------   ---------------   ----------------
Assets under administration......... $   9,883,000    $   1,772,000    $   11,655,000    $  257,081,000    $   268,736,000
                                     --------------   --------------   ---------------   ---------------   ----------------

The Personal Wealth Management segment's compounded fee revenue growth rate has exceeded 23% over the past three years. Fee revenue for the New York component of the Personal Wealth Management segment has grown at a compounded growth rate in excess of 18% over the same three-year period whereas the National component's fee revenue growth rate has exceeded 38%. Fee revenue growth is attributable to new business, the overall strength in the financial markets and acquisitions.

    Allocated net interest revenue attributable to the Personal Wealth Management segment has grown at a compounded growth rate in excess of 15%. New York and National's compounded growth rates were 14% and 21%, respectively. The increase in allocated net interest is principally attributable to the growth in private banking activities.

    Personal Wealth Management's profit margin increased modestly to 22.8% in 1999 from 22.3% in 1997. The improvement was realized during a period of significant national expansion.

    New York's profit margin was 29.2% in 1999, improving from 26.9% in 1998 and 25.6% in 1997. New York, the cornerstone of the Corporation's Personal Wealth Management segment, continues to increase its penetration in one of the largest concentrations of wealth in the United States.

    National's profit margin was 7.9% in 1999, 9.5% in 1998 and 12.1% in 1997. The absolute levels and volatility in National's profit margins are reflective of the Corporation's continuing investment in its national expansion strategy. National provides each new location with the Corporation's full array of Personal Wealth Management service capabilities. The personnel and infrastructure costs incurred to provide these services are charged directly to National. In addition, costs incurred to acquire investment management firms managed by National, including the amortization of intangibles, are borne by National. As a result, it is anticipated that the profit contribution from National will continue to fluctuate, reflecting the Corporation's ability to invest in new markets as it expands its national presence.

    Institutional's compounded fee revenue growth rate has exceeded 10% over the past three years. Institutional's allocated net interest revenue has increased 8.5% in 1999 compared to 1998 and remained relatively flat in 1998 as compared to 1997. Institutional receives interest revenue credit principally from the customer deposits generated from its corporate trust activities. Corporate trust's deposit base increased during 1998 and 1999. The increasing interest rate environment in 1999 increased the interest-credit rates the Corporation allocates to deposit generating businesses.

    Institutional's profit margin has increased from 22.6% in 1997 to 26.9% in 1999. Institutional's profit contribution is attributable to the continued strength of the segment's corporate trust and special fiduciary businesses as well as the segment's further penetration in the institutional investment management market throughout the United States. Institutional assets under management decreased by $1.8 billion in 1999 compared with 1998 primarily as a result of institutional assets withdrawn from the Campbell Cowperthwait division.

--------------------------------------------------------------------------------
CONSOLIDATED RESULTS OF OPERATIONS

The Corporation recorded record net income of $77.6 million in 1999, compared to net income of $61.7 million in 1998 and $51.0 million in 1997. On a diluted basis, earnings per share was $3.72 in 1999, versus $2.96 in 1998 and $2.39 in 1997.

--------------------------------------------------------------------------------
Fee Revenue

                                                                                                   COMPOUND
                                                         YEARS ENDED DECEMBER 31,                    GROWTH
                                                    ------------------------------------               RATE
(DOLLARS IN MILLIONS)                                   1999         1998         1997             1996-1999
------------------------------------------------------------------------------------------------------------
Personal wealth management services............     $   335.7    $   255.3    $   209.8             23.6 %
Institutional services.........................          88.8         84.3         71.9             10.1
                                                    ----------   ----------   ----------          --------
Fee revenue....................................     $   424.5    $   339.6    $   281.7             20.2 %
                                                    ----------   ----------   ----------          --------

Fee revenue increased 25.0% in 1999 from 1998 and increased 20.6% in 1998 from 1997. The increase in fee revenue during these periods was attributable to strong new business, selective acquisitions and the overall appreciation in the equity market.

     Approximately 80% of fee revenue is sensitive to changes in equity and fixed income market investments. In general, fee revenue is influenced by a variety of factors, including growth or decline of stock, fixed income and real estate market levels, new business, acquisitions, changes in fee rate schedules and added services. Fee revenue is negatively impacted by the outflow of investment management assets due to terminating trusts, client withdrawals, income and estate taxes and lost business. Fee revenue related to market conditions is determined on a sliding scale so that as the value of a client's portfolio grows in size; the Corporation earns a smaller percentage on the increasing account value. Therefore, market value or other incremental changes in a portfolio's size may not typically have a proportionate impact on the level of fee revenue. In general, fee revenue is calculated quarterly based upon the value of the prior quarters' assets under management. Another important factor in the determination of fee revenues is the type of assets under management. Depending on how assets under management are invested, fluctuations in any one market will not necessarily have a proportionate impact on the overall level of fee revenue. The following is a comparative analysis of the composition of assets under management.

                                                                          DECEMBER 31,
                                                                 ---------------------------
                                                                 1999      1998     1997
--------------------------------------------------------------------------------------------
Equity securities............................................     59%        56%      53%
Fixed income securities......................................     27         29       32
Short-term money management, real estate and other...........     14         15       15
                                                                 -----     -----    ------
                                                                 100%       100%     100%
                                                                 -----     -----    ------

--------------------------------------------------------------------------------
Assets Under Management

The following table delineates assets under management and administration for the last three years. This analysis is presented on a consolidated and segment basis. Unless otherwise noted, asset values are measured at their estimated fair value.

                                                                                                              COMPOUND
                                                                                                                GROWTH
                                                                                             DECEMBER 31,         RATE
                                                                    --------------------------------------
(DOLLARS IN BILLIONS)                                                    1999          1998          1997    1996-1999
--------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED ASSETS UNDER MANAGEMENT AND ADMINISTRATION:
Assets under management:
  Investment management..........................................   $    73.8     $    61.3     $    47.3         24.8%
  Special fiduciary..............................................        12.3          13.7          13.9         (7.0)
                                                                    -----------   ----------    ----------    ---------
     Total assets under management...............................        86.1          75.0          61.2         17.3
                                                                    -----------   ----------    ----------    ---------
Assets under administration:
  Personal custody and other.....................................        31.9          26.0          20.1         26.7
  Corporate and municipal trusteeships and agency
     relationships at par value..................................       330.7         300.5         248.6         15.2
                                                                    -----------   ----------    ----------    ---------
     Total assets under administration...........................       362.6         326.5         268.7         16.0
                                                                    -----------   ----------    ----------    ---------
Total assets under management and administration.................   $   448.7     $   401.5     $   329.9         16.3%
                                                                    -----------   ----------    ----------    ---------
SEGMENT ASSETS UNDER MANAGEMENT AND ADMINISTRATION:

Personal wealth management
  Assets under management........................................   $    59.6     $    46.7     $    37.6         27.0%
  Assets under administration....................................        18.2          15.3          11.7         22.5
                                                                    -----------   ----------    ----------    ---------
     Total.......................................................        77.8          62.0          49.3         25.9
                                                                    -----------   ----------    ----------    ---------
Institutional
  Assets under management........................................        26.5          28.3          23.6          3.1
  Assets under administration....................................       344.4         311.2         257.0         15.7
                                                                    -----------   ----------    ----------    ---------
     Total.......................................................       370.9         339.5         280.6         14.6
                                                                    -----------   ----------    ----------    ---------
Total assets under management and administration.................   $   448.7     $   401.5     $   329.9         16.3%
                                                                    -----------   ----------    ----------    ---------


Investment management assets increased by 20.2% in 1999 and by 29.8% in 1998 and 24.4% in 1997. During 1999, the Corporation acquired Radnor Capital Management, Inc., and NCT Holdings, Inc. which, in the aggregate, managed approximately $2.8 billion in personal and institutional assets at the acquisition dates (see Note 3 to Notes to the Consolidated Financial Statements).

    The Corporation's Excelsior Funds totaled $9.5 billion assets under management at December 31, 1999, compared with $7.5 billion as of December 31, 1998 and $5.9 billion as of December 31, 1997.

--------------------------------------------------------------------------------
Net Interest Revenue

                                   YEARS ENDED DECEMBER 31,
(DOLLARS IN         ---------------------------------------
THOUSANDS)             1999         1998             1997
-----------------------------------------------------------
Interest
    revenue         $   246,929   $   224,743   $   212,521
Interest
    expense            (129,816)     (122,117)     (120,862)
Provision for
    credit losses            --          (600)         (750)
Securities
    gains, net               17             4           216
                    -----------   -----------  ------------
Net interest
    revenue         $   117,130    $  102,030   $    91,125
                    ===========   ===========  ============
Percentage
    increase
    (decrease)
    from prior
    period                 14.8%         12.0%         16.1%
                    -----------   -----------  ------------
                                 YEARS ENDED DECEMBER 31,
----------------------------------------------------------
                                 1999   1998      1997
----------------------------------------------------------
Average rates (taxable
  equivalent basis):
  Interest earning assets     6.77%     6.99%    7.09%
  Cost of funding interest
    earning assets            3.51      3.75     3.97
                             -----     -----     ----
  Net yield on interest
    earning assets            3.26%     3.24%    3.12%
                             -----     -----     ----

Net interest revenue is affected by changes in the absolute levels of interest rates and shifts in the term structure of interest rates, funding and hedging strategies, and the impact of changes in the credit quality of interest earning financial instruments. The net yield on interest earning assets for the year ended December 31, 1999 has increased moderately from the corresponding 1998 period. Average interest earning assets increased by 13.7% to approximately $3.7 billion as of December 31, 1999 compared to a 7.0% increase between 1998 and 1997.

                                 YEARS ENDED DECEMBER 31,
AVERAGE BALANCES             ----------------------------
(PERCENTAGE)                   1999        1998     1997
---------------------------------------------------------
Short-term financial
  instruments                    5.9%       6.6%      3.8%
Investment securities           25.1       28.4      34.4
                             -------   --------   -------
Total short-term financial
  instruments and
  securities                    31.0       35.0      38.2
Loans, net of allowance for
  credit losses                 57.0       53.2      49.9
Non-interest earning
assets                          12.0       11.8      11.9
                             -------   --------   -------
Total assets                   100.0%     100.0%    100.0%
                             -------   --------   -------
Average total assets (in
  billions)                   $  4.2   $    3.7    $  3.4
                             =======   ========   =======

--------------------------------------------------------------------------------

The loan portfolio is the largest component of average total assets. Average loans for 1999 were $2.4 billion, a $435.1 million or 22.1% increase over average loans for the year ended December 31, 1998. Average loans for 1998 were $2.0 billion, a $238.8 million or 13.8% increase over average loans for the year ended December 31, 1997. The Corporation's loan portfolio is predominantly comprised of loans to private banking customers. Approximately 73% of total loans are collateralized by residential real estate mortgages at December 31, 1999, 74% at December 31, 1998 and 70% at December 31, 1997.

--------------------------------------------------------------------------------
Operating Expenses

The following table provides details of operating expenses for the last three years.

                                                                                                               COMPOUND
                                                                           YEARS ENDED DECEMBER 31,              GROWTH
                                                     -----------------------------------------------               RATE
(DOLLARS IN THOUSANDS)                                   1999              1998             1997              1996-1999
------------------------------------------------------------------------------------------------------------------------
Salaries and other employee benefits...............   $    175,456     $    150,262     $    125,901             16.0%
Performance compensation...........................         58,303           41,028           32,472             33.3
Sales commissions and incentives...................         29,012           19,448           14,050             41.8
Occupancy..........................................         41,786           36,574           39,294              6.9
Amortization of Intangibles........................          6,950            5,799            3,521             39.4
Other..............................................        102,414           87,444           73,919             13.9
                                                     --------------    -------------    -------------        ---------
Total..............................................  $     413,921     $    340,555     $    289,157             17.8%
                                                     ==============    =============    =============        =========

Operating expenses increased by $73.4 million in 1999, $51.4 million in 1998 and $35.7 million in 1997. The Corporation's pre-tax margin was 23.6%, 22.9% and 22.4% for the years ended December 31, 1999, 1998 and 1997, respectively.

    Salaries and other employee benefits increased $25.2 million in 1999 an increase of 16.8% from the total of $150.3 million in 1998. Salaries and other employee benefits increased $24.4 million in 1998 an increase of 19.3% from the total of $125.9 million in 1997. The number of full-time equivalent employees increased 10.2% to 1,940 at December 31, 1999 and increased 14.5% to 1,761 at December 31, 1998, from 1,538 at December 31, 1997. The increase in employees is attributable to acquisitions and internal growth required to meet an expanding customer base.

    Performance compensation is determined based upon the Corporation's financial performance as measured by the Corporation's diluted earnings per share, adjusted to offset the impact, if any, of extraordinary or nonrecurring events, or other conditions or circumstances that warrant consideration. Performance compensation increased $17.3 million in 1999, an increase of 42.1% from the total of $41.0 million in 1998. Performance compensation increased $8.6 million in 1998, an increase of 26.3% from $32.5 million in 1997. Included in performance compensation is amortization of Restricted Stock Units ("RSUs") awarded to certain employees (see Note 19 to Notes to the Consolidated Financial Statements for additional information on RSUs). Amortization of RSUs totaled $4.2 million in 1999, $2.6 million in 1998 and $1.1 million in 1997. The increases in performance compensation and amortization of RSUs is due to the Corporation's strong financial performance and the increase in staffing levels.

    Sales commissions and incentives increased $9.6 million in 1999, an increase of 49.2% from the total of $19.4 million in 1998. Sales commissions and incentives increased $5.4 million in 1998, an increase of 38.4% from the total of $14.1 million in 1997. These increases reflect the Corporation's strong emphasis on sales. The Corporation makes a substantial commitment to sales, marketing and advertising. As of December 31, 1999, 173 employees were devoted to these functions compared to 145 employees as of December 31, 1998 and 116 employees as of December 31, 1997. As a percentage of total staff, dedicated sales, marketing and advertising employees comprised 8.9% at December 31, 1999 compared to 8.2% and 7.5% at December 31, 1998 and 1997, respectively. Direct expenses associated with these functions, including salary and other employee benefits, performance compensation and sales commissions and incentives, were $55.1 million, $40.8 million and $29.5 million for the years ended December 31, 1999, 1998 and 1997, respectively. In addition to the aforementioned expenses, occupancy expense directly allocable to these functions amounted to approximately $2.7 million, $2.5 million and $2.2 million for the years ended December 31, 1999, 1998 and 1997, respectively.

    Other operating expenses increased 17.1% in 1999 and 18.3% in 1998. The increase in other operating expense reflects the impact of the Corporation's national expansion strategy as well as normal growth.

    Amortization of intangible expense resulting from business combinations was $7.0 million in 1999, $5.8 million in 1998 and $3.5 million in 1997. Amortization of intangibles does not require the use of cash and therefore, Management believes it should be distinguished from other operating expenses. The impact on net income after consideration of applicable income tax benefits of these non-cash charges was approximately $5.6 million, $4.6 million and $2.6 million in 1999, 1998 and 1997, respectively. Excluding the after-tax impact of amortization of intangible assets, diluted earnings per share would have been $3.98, $3.17 and $2.51 for the years ended December 31, 1999, 1998 and 1997, respectively.

    Other operating expenses includes the cost of the outsourcing agreement with The Chase Manhattan Bank ("Chase"). Pursuant to this agreement, Chase furnishes necessary securities processing, custodial, data processing and other operations support services to the Corporation. The initial term of this agreement expires on August 31, 2000. The Corporation has exercised its option to extend the term of the agreement for two additional years to August 31, 2002. During the initial five-year term of the agreement, the Corporation pays Chase an annual base fee of $10 million plus additional volume charges. Total charges under the Chase agreement were $12.1 million in 1999, $10.6 million in 1998 and $10.2 million in 1997. The base fee for the two year option period will increase by 10% of total charges (excluding certain items) incurred in the final year of the initial term of the agreement.

    Management is considering various possible alternatives for obtaining the services currently provided under the agreement after its expiration on August 31, 2002. These alternatives include obtaining the services from third-party providers, including Chase, or providing such services itself. Although the cost of obtaining or providing such services are expected to increase from the current level, Management believes, at this time, that such an increase will not have a material adverse effect on the Corporation's results of operations.

--------------------------------------------------------------------------------
YEAR 2000 STATUS

In 1996, the Corporation established a Year 2000 Committee with the responsibility for developing an effective plan for identifying, renovating, testing and implementing simulated solutions for Year 2000 processing (the "Year 2000 Plan"). The Year 2000 Plan consisted of the following five phases:
(1) awareness of the problem and commitment by senior management to dedicate the necessary resources to address this problem; (2) a comprehensive inventory assessment of all hardware and software, vendor interfaces and service providers to understand the magnitude of the issue; (3) a systems code remediation schedule for all affected software sytems; (4) a comprehensive validation methodology to test all affected applications; and (5) production implementation of the corrected software systems.

    The first two phases of the Year 2000 Plan were completed in June 1997. The remaining phases of the Year 2000 Plan, software code remediation and testing of critical systems were substantially completed as of December 31, 1998. During these phases the Corporation worked with Chase and Marshall & Illsley Data Services, providers of the Corporation's most significant data processing systems (collectively, the "Service Providers") to assure compliance with required systems changes. The Service Providers were responsible for and bear the cost of effecting all necessary changes to such systems.

    As of September 30, 1999, all mission critical systems of the Corporation were in full production. The Corporation ran all of its corrected systems in a production environment during the balance of 1999. Point-to-point street-wide testing for connectivity and data exchange with regulatory and depository agencies also took place in 1999. All testing with these entities was successfully completed.

    In addition, the Corporation contacted its outside vendors and suppliers to determine the status of their Year 2000 efforts and to track the renovation and readiness of their systems for the Year 2000. Where appropriate, testing was conducted between the Corporation and these vendors. A final follow-up regarding these entities' Year 2000 readiness was conducted during the third quarter of 1999. In the event that a product or service provided by a vendor was not Year 2000 ready, alternative providers were employed.

    As a result of its Year 2000 Plan, the Corporation has not encountered any adverse effects in the year beginning January 1, 2000.

--------------------------------------------------------------------------------
Year 2000 Issues - The Cost

    The total cost of remediating the Corporation's Year 2000 issues was $4.5 million, which was incurred over a three-year period. These costs included the costs of remediation, testing, third party assessment, and contingency planning. All of the external remediation costs are recorded as other operating expenses. This amount does not include the cost associated with substantial managerial time that senior officers and employees have dedicated on Year 2000 issues. Since the Service Providers were responsible for and bear the cost of effecting all necessary changes to the Corporation's most significant data processing systems, most of the Corporation's costs were incurred to test the system modifications. While the Corporation deferred certain projects as a result of efforts regarding Year 2000, the Corporation believes that the delays in system development did not have a material impact on its operating results.

--------------------------------------------------------------------------------
Year 2000 Issues - Contingency Plan

The Corporation developed a contingency plan to deal with Year 2000 and related issues, including (1) identifying likely contingencies; (2) developing procedures to be followed in the event of each contingency; and (3) identifying personnel responsible for each of the Corporation's businesses that may be involved in any actual contingency. In the event of an operational disruption, the Corporation has in place contingency plans for its mission critical functions. Key area and command recovery personnel within each business sector were identified and trained to initiate the necessary action steps in maintaining overall control and business continuity. The Corporation's contingency plan was completed, and approved by it's Board of Directors, and reviewed by the Corporation's internal audit department.

--------------------------------------------------------------------------------
Year 2000 Issues - Risk

Although it is not possible to predict accurately the consequences of a Year 2000 failure, the Corporation is confident that its efforts at remediation greatly reduced any disruption on and subsequent to January 1, 2000. While not anticipated, the most reasonable likely worst-case scenario would be a failure by either one of the Corporation's mission critical systems or the Service Providers systems. In this case, the Corporation would lose the ability to service its clients for a period of time. If any of these failures were not corrected within a reasonable period of time, it could have a material negative effect on the operations and financial condition of the Corporation.

    The disclosure contained in this 8-K as well as the information previously filed by the Corporation regarding regarding its Year 2000 readiness are designated as Year 2000 readiness disclosure related to the Year 2000 Information and Readiness Disclosure Act.

--------------------------------------------------------------------------------
RISK MANAGEMENT

Risk is an intrinsic part of the Corporation's business. The extent to which the Corporation properly and effectively identifies, measures, controls and reports the various types of risk inherent in its activities is critical to its soundness and profitability. The following are the principle risks involved in the Corporation's business: fiduciary risk, credit risk, operational risk, legal risk, capital and liquidity risk and market risk.

    It is the policy of the Corporation to maintain a proactive, integrated and consistent risk management process as a critical component of how the Corporation conducts its business in an ever changing risk environment. The process meets all regulatory and legal requirements and provides value added to the businesses of the Corporation.

    Risk management at the Corporation is a multi-faceted process with independent oversight, which requires timely communication, judgment and the knowledge of specialized products and markets. The Corporation's senior management takes an active role in the risk management process and has developed policies and procedures that require specific administrative and business functions to assist in the identification, assessment and control of various risks. In recognition of the varied and changing nature of its financial services business, the Corporation's risk management policies and procedures are evolutionary in nature and are subject to ongoing review and modification.

    Implementation of risk management systems are developed on a consistent basis using common definitions and standard documentation. It is the responsibility of each business unit to manage the process of creating and implementing an effective risk management system. This system provides the basis to identify, measure, control and monitor risk using an appropriate combination of policies, procedures, processes, personnel, controls and monitoring systems.

    Through the direction of the Risk Management Division, the Corporation recommends appropriate risk parameters for each of its businesses, oversees communication of the Corporation's overall risk tolerance limits, monitors the development and implementation of its internal risk management system, including the risk self-assessment process required of each business unit, and coordinates appropriate reporting to the Risk Policy Committee on all risk related matters.

    The Risk Policy Committee, which reports directly to the Audit Committee of the Board of Directors and is composed of the Corporation's most senior officers, approves the overall risk management policies for the Corporation and reviews the Corporation's performance relative to these policies. The Risk Policy Committee has created various committees to assist it in approving, monitoring and reviewing the inherent risks in the respective business units. The Risk Management, Comptrollers, Treasury and General Counsel Divisions, all of which are independent of the Corporation's business units, assist senior management and the Risk Policy Committee in monitoring and controlling the Corporation's overall risk profile.

    In addition, the Internal Audit Department, which also reports directly to the Audit Committee of the Board of Directors, evaluates the Corporation's operations and control environment through periodic evaluations. The Corporation continues to be committed to employing qualified personnel with appropriate expertise in each of its various administrative and business areas to implement effectively the Corporation's risk management and monitoring systems and processes.

    The following is a description of the Corporation's principal risks. This discussion and the estimated amounts of the Corporation's market risk exposure generated by the Corporation's statistical analyses are forward looking statements. The analyses used to compute the amounts at risk are not projections of future events, and actual results may vary significantly from such analyses due to actual events in the markets in which the Corporation operates and certain other factors described below.

--------------------------------------------------------------------------------
Fiduciary Risk

Fiduciary risk refers to the risk of financial or reputational loss through the breaching of fiduciary duties to a client. Fiduciary risk is an integral component in practically all of the Corporation's client related activities. Fiduciary activities, include but are not limited to, individual and corporate trust, investment management, custody and cash and securities processing. To limit this risk, the

Corporation establishes procedures to ensure that obligations to clients are discharged faithfully and in compliance with applicable legal and regulatory requirements. Business units have the primary responsibility for adherence to the procedures applicable to their business.

    Guidance and control is provided through the creation and approval and ongoing review of specific applicable policies and procedures with appropriate oversight and review by relevant committees comprised of senior members of the business units.

--------------------------------------------------------------------------------
Credit Risk

    The Corporation's exposure to credit risk arises from the possibility that a customer or counterparty to a transaction may fail to perform under their contractual commitment, resulting in the Corporation incurring a loss.

    Management of the credit approval process is premised on sound and disciplined underwriting standards with clear lines of accountability and authority. Counterparties that generate credit exposure are given empirical risk ratings and are approved by appropriate senior officers depending on the exposure level and/or risk rating.

    Counterparty credit exposure is actively managed on a continuous basis through individual and portfolio reviews performed on a timely basis by account officers and senior line management. Independent periodic assessment of the validity of credit ratings, credit quality and the credit management process is conducted by the Risk Review Department of the Risk Management Division. This work is supplemented by additional reviews conducted by the Internal Audit Division. Reports are issued to senior line management as well as the Risk Policy Committee.

    In addition, senior line management regularly reviews asset quality with the Risk Policy Committee including concentrations, delinquencies, non-performers, losses and recoveries. All are factors in the determination of an appropriate allowance for credit losses, which is reviewed quarterly by senior management. See Notes 6 and 7 to Notes to the Consolidated Financial Statements for an analysis of the Corporation's loan portfolio and allowance for credit losses.

--------------------------------------------------------------------------------
Operational Risk

Operational risk refers to the risk of loss resulting from improper processing of transactions or deficiencies in the Corporation's operating systems or control processes. With respect to its investment management activities, the Corporation has developed and continues to enhance specific policies and procedures that are designed to provide, among other things, that all transactions are accurately recorded and properly reflected in the Corporation's books and records and confirmed on a timely basis; portfolio valuations are subject to periodic independent review procedures; and collateral and appropriate documentation (e.g., master agreements) are obtained from counterparties in appropriate circumstances. With respect to its lending activities, operating systems are designed to provide for the efficient servicing of loan accounts. The Corporation manages operational risk through its system of internal controls which provides checks and balances to ensure that transactions and other account-related activity (e.g., transaction authorization and processing, billing and collection of delinquent accounts) are properly approved, processed, recorded and reconciled. Disaster recovery plans are in place on a Corporation-wide basis for critical systems, and redundancies are built into the systems as deemed appropriate.

--------------------------------------------------------------------------------
Legal Risk

Legal risk includes the risk of non-compliance with applicable legal and regulatory requirements and the risk that a counterparty's performance obligations will be unenforceable. The Corporation is generally subject to extensive regulation in the different jurisdictions in which it conducts its business. The Corporation has established policies and procedures based on legal and regulatory requirements that are designed to ensure compliance with applicable statutory and regulatory requirements. The Corporation also has established procedures that are designed to ensure that senior management's policies relating to conduct, ethics and business practices are followed throughout the firm. In connection with its business, the Corporation has various procedures addressing issues, such as regulatory capital requirements, sales and marketing practices, new products, use and safekeeping of customer funds and securities, credit granting, collection activities, money-laundering and record keeping. The Corporation also has established procedures to mitigate the risk that a counterparty's performance obligations will be unenforceable, including consideration of counterparty legal authority and capacity, adequacy of legal documentation, the permissibility of a transaction under applicable law and whether applicable bankruptcy or insolvency laws limit or alter contractual remedies.

--------------------------------------------------------------------------------
Capital and Liquidity Management

The objective of liquidity management is to ensure the availability of financial resources to meet the Corporation's cash flow requirements and to capitalize on opportunities for business expansion. The Corporation monitors the liquidity position of the Parent and each of its subsidiaries on an ongoing basis to ensure that funds are available to meet loan and deposit cash flow requirements. Liquidity management is also structured to ensure that the capital needs of the Parent and its subsidiaries are met on a day-to-day basis.

    The Parent's liquidity requirements consist mainly of dividend payments to common stockholders, interest and principal payments to debt holders, repurchases of its common stock and capital required for acquisitions or for additions to its subsidiaries.

    The Parent has authorization from the Board of Directors to repurchase up to 4.0 million shares of common stock. The repurchased shares are available to meet the Parent's obligations under its stock-based benefit plans and for general capital management purposes. During 1999, 655,785 shares were repurchased at a weighted average purchase price of $82.23 per share. As of December 31, 1999, the Parent could repurchase an additional 1,533,225 common shares. In January 2000, the Parent suspended the repurchase of any additional shares due to the pending business combination (see Note 1 to Notes to the Consolidated Financial Statements). On January 25, 2000, the Parent announced its regular quarterly common stock dividend of $0.22 per share. Future dividends declared are subject to approval by the Parent's Board of Directors and regulatory capital limitations.

    The Parent's sources of liquidity are derived primarily from dividends from its subsidiaries, issuances of common stock and issuances of long and short-term debt instruments. During 1999, the subsidiaries remitted $41.0 million in cash dividends to the Parent. As of January 1, 2000, the subsidiaries have the ability to pay dividends of approximately $77.3 million without prior approval of the regulatory authorities.

    The Parent has credit facilities totaling $80.0 million which are based on LIBOR or Prime and mature on March 31, 2002. On December 31, 1999, there was $35.0 million outstanding under these facilities.

    The Parent is authorized to issue up to 5 million, $1.00 par value, preferred shares. As of December 31, 1999, no preferred shares have been issued.

    In addition to traditional interest and non-interest bearing deposit raising capabilities, the banking subsidiaries have established their own external funding sources. Certain subsidiaries have established credit facilities with the Federal Home Loan Bank System ("FHLB") totaling approximately $426.0 million. On December 31, 1999, $13.0 million was outstanding under these credit facilities.

    The subsidiaries also generate liquidity from the types of financial instruments that they carry as investment securities. As of December 31, 1999, approximately $849 million or 79% of the investment securities portfolio is comprised of U.S. Treasury or federal agency obligations. These securities are readily marketable and may be sold or financed through repurchase agreements, as appropriate. At December 31, 1999, securities sold under agreements to repurchase aggregated $64.4 million. The subsidiaries may also pledge these securities to secure public deposits, to qualify for fiduciary powers and to use as collateral for FHLB and other borrowings. Pledged assets at December 31, 1999 totaled $254.4 million.

--------------------------------------------------------------------------------
Market Risk and Asset/Liability Management

The objective of market risk assessment and asset and liability management is to maximize net interest revenue while maintaining acceptable levels of interest rate sensitivity, high asset quality and adequate liquidity.

    The Corporation does not trade financial instruments nor does the Corporation invest in financial instruments denominated in foreign currencies. The Corporation invests in only high quality securities (primarily U.S. Treasury and federal agency obligations). The Corporation's principal risk is interest rate related. Interest rate risk results from differences in the maturity and/or repricing of the Corporation's interest earning assets (which consist primarily of mortgage loans, mortgage backed securities and other fixed rate investments) and its interest bearing liabilities, (predominately floating rate deposits). The Corporation uses interest rate swaps ("Swaps") as hedging vehicles to mitigate interest rate exposure associated with short-term floating interest-rate deposits.

    The Corporation employs net interest income ("NII") simulation modeling techniques to evaluate and manage the effect of changing interest rates. The Corporation's simulation model includes all on-balance sheet and off-balance sheet financial instruments and measures NII under various interest rate scenarios. Key variables in the NII simulation include changes to the level and term structure of interest rates, the repricing of financial instruments, prepayment and reinvestment assumptions, loan and deposit pricing and volume assumptions. These simulations involve assumptions that are inherently uncertain and as a result, the simulation models cannot precisely estimate NII or precisely predict the impact of changes in interest rates on NII. Actual results may differ from simulated results due to the timing, magnitude and frequency of interest rate changes as well as changes in market conditions and management strategies, including changes in asset and liability mix.

    The Corporation's simulation model facilitates the evaluation of a potential range of net interest revenue under various interest rate scenarios. The simulation model at December 31, 1999 indicates that a 50 to 100 basis point increase in interest rates would decrease simulated NII for the year ending December 31, 2000 by approximately $3 to $7 million whereas an increase in interest rates of 150 to 200 basis points would decrease simulated NII by approximately $11 to $15 million for the twelve month period. Conversely, a 50 to 100 basis point decrease in interest rates would increase simulated NII by approximately $3 to $7 million and a 150 to 200 basis point decrease in interest rates would increase simulated NII by approximately $10 to $13 million.

    At December 31, 1998, a 50 to 100 basis point increase in interest rates would have decreased simulated 1999 NII by approximately $3 to $7 million. An increase in interest rates of 150 to 200 basis points would have decreased simulated 1999 NII by approximately $11 to $15 million. Conversely, a 50 to 100 basis point decrease in interest rates would have increased simulated 1999 NII by approximately $3 to $6 million and a 150 to 200 basis point decrease in interest rates would have increased simulated 1999 NII by approximately $8 to $12 million.

    Each of these simulations assumes that the asset and liability structure of the balance sheet would not be changed as a result of the simulated changes in interest rates. As the Corporation actively manages its balance sheet and interest rate exposure, in all likelihood the Corporation would take steps to ameliorate any additional interest rate exposure that would result from the simulated changes in the interest rate environment.

    The following table provides details of the notional amounts of Swaps by maturity and the related average interest rates paid and received. The Corporation is a fixed rate payor on all of its Swaps.


                                                                                                            MATURING
                                                     ---------------------------------------------------------------------
                                                          WITHIN 1           1 TO 5          OVER 5
(DOLLARS IN THOUSANDS)                                      YEAR              YEARS           YEARS             TOTAL
--------------------------------------------------------------------------------------------------------------------------
December 31, 1999:
Fixed pay swaps....................................  $   175,000        $     895,000           --        $  1,070,000
Average rate paid..................................         6.86%                6.28%          --                6.38%
Average rate received*.............................         6.17%                6.15%          --                6.15%
December 31, 1998:
Fixed pay swaps....................................  $    70,000        $     490,000           --        $    560,000
Average rate paid..................................         6.72%                6.56%          --                6.58%
Average rate received*.............................         5.26%                5.25%          --                5.25%
December 31, 1997:
Fixed pay swaps....................................  $   106,500        $     475,000    $    85,000      $    666,500
Average rate paid..................................         6.45%                6.65%          6.17%             6.56%
Average rate received*.............................         5.84%                5.84%          5.80%             5.84%

--------------------------------------------------------------------------------
*Represents the average variable rate that would be received by the Corporation based upon the rate in effect at the latest variable rate reset date of each Swap.

The impact of the Corporation's hedging activities upon net interest revenue for the years ended December 31, 1999, 1998 and 1997, are detailed in the following table.


                    FOR THE YEARS ENDED DECEMBER 31,
(DOLLARS IN         ---------------------------------------
THOUSANDS)                  1999        1998         1997
---------------------- ------------ ---------- ------------
Net interest revenue:
  As reported             $117,130    $102,030 $   91,125
  Excluding hedging
    activities            $124,703    $107,646 $   96,839
Net yield on interest
  earning assets:
  As reported                3.26%       3.24%      3.12%
  Excluding hedging
    activities               3.47%       3.42%      3.32%

    The difference between the results "As reported" and "Excluding hedging activities" in each year reflects the cost of using Swaps to hedge interest rate risk.

--------------------------------------------------------------------------------
REGULATION AND SUPERVISION

The Parent is a bank holding company within the meaning of the Bank Holding Company Act of 1956 (the "Act"). As such, the Parent is required to file certain reports with and is subject to examination by the Board of Governors of the Federal Reserve System (the "Board of Governors").

    The Superintendent of Banks of the State of New York has the authority to examine the affairs of the Corporation for the purpose of determining the financial condition of United States Trust Company of New York (the "Trust Company"). The Trust Company and its operations are subject to federal and New York State laws applicable to commercial banks and trust companies and to regulation and examination by both federal and New York State banking authorities.

    On November 12, 1999, the President signed the Gramm-Leach-Bliley Financial Modernization Act of 1999 ("The Modernization Act") into law. The Modernization Act will:

    - allow bank holding companies meeting certain management and capital standards and achieving specified rankings under the Community Reinvestment Act, to engage in a substantially broader range of nonbanking activities than currently is permissible, including insurance underwriting and merchant banking investments in commercial and financial companies;

    - allow insurers and other financial services companies to acquire banks;

    - remove various restrictions that currently apply to bank holding company ownership of securities firms and mutual fund advisory companies; and

    - establish an overall regulatory structure applicable to bank holding companies that also engage in insurance and securities operations.

    The different parts of the Modernization Act will take effect at different times, as provided in the Modernization Act.

    The Parent as a result of its ownership of U.S. Trust Company of Florida Savings Bank ("Florida") is a savings bank holding company. Accordingly, the Corporation and Florida are subject to regulation and examination by the Office of Thrift Supervision. U.S. Trust Company, N.A. and U.S. Trust Company of Texas, N.A. are subject to regulation and examination by the Office of the Comptroller of the Currency. U.S. Trust Company of New Jersey is subject to regulation and examination by the Banking Department of the State of New Jersey and the Federal Deposit Insurance Corporation ("FDIC"). U.S. Trust Company of Connecticut is subject to regulation and examination by the Department of Banking of the State of Connecticut and the FDIC. U.S. Trust Company of North Carolina is subject to regulation and examination by the North Carolina Office of the Commissioner of Banks.

    The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") provides for cross-guarantees of the liabilities of insured depository institutions pursuant to which any bank subsidiary of the Parent may be required to reimburse the FDIC for any loss or anticipated loss to the FDIC that arises from a default of any of the Parent's other bank subsidiaries or assistance provided to such an institution in danger of default.

    The Parent and its FDIC insured subsidiaries are subject to risk-based and leverage capital guidelines issued by the federal bank regulators. These regulatory agencies are required by law to take specific prompt actions with respect to institutions that do not meet minimum capital standards and have defined five capital tiers, the highest of which is "well capitalized". The Parent and each of its bank subsidiaries were "well capitalized" as of December 31, 1999. See Note 21 to Notes to the Consolidated Financial Statements.

--------------------------------------------------------------------------------
Government Monetary Policies

Monetary authorities have a significant impact on the operating results of the Corporation and other financial services institutions. The decisions of the Board of Governors affect the supply of money and Federal Reserve System member bank reserves through open market operations in U.S. Government securities or by changes in the discount rate or reserve requirements. The Board of Governors actions have an important influence on the growth of bank loans and investments and the level of interest charged for loans and paid on deposits. Because of changing conditions in the money markets, as a result of actions by the Board of Governors and other regulatory authorities, interest rates, credit availability, deposit levels and bond and stock prices may change materially due to circumstances beyond the control of the Corporation.

--------------------------------------------------------------------------------
LEGAL PROCEEDINGS

Various actions and claims are pending or are threatened against the Corporation in which liability has been denied and which will be vigorously contested. Management, after consultation with counsel, is of the opinion that the ultimate resolution of such matters is unlikely to have any future material adverse effect on the Corporation's financial position, results of operations or cash flows.

--------------------------------------------------------------------------------
PROPERTIES

The Corporation's principal executive office is located at 114 West 47th Street, New York, New York 10036 and its telephone number at that office is
(212) 852-1000. The Parent and its subsidiaries lease substantially all of its premises. The Trust Company rents approximately 550,000 square feet of office space in New York City, principally at its 47th Street location under a lease expiring in 2014. The Corporation has operations which lease office space in Costa Mesa, Larkspur, Los Angeles and San Francisco, California; Stamford, Greenwich and West Hartford, Connecticut; Washington, D.C.; Naples, Palm Beach and Vero Beach, Florida; Jersey City, Morristown and Princeton, New Jersey; Garden City, Long Island, New York; Charlotte, Greensboro and Raleigh, North Carolina; Wayne, Pennsylvania; Portland, Oregon; Dallas and Houston, Texas. The Corporation owns buildings in New York City, New York; Boca Raton, Florida and Essex, Connecticut from which it conducts business.

--------------------------------------------------------------------------------
ADOPTION OF NEW ACCOUNTING STANDARDS

Computer Software Costs

In March 1998, Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," ("SOP 98-1") was issued effective for financial statements issued in 1999. SOP 98-1 requires the capitalization of eligible costs of specified activities related to computer software developed or obtained for internal use. The Corporation adopted SOP 98-1 on January 1, 1999. The adoption of SOP 98-1 has not had a material effect on the Corporation's financial condition or results from operations.

--------------------------------------------------------------------------------
Accounting for Derivatives

In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("FAS 133") was issued. FAS 133 establishes accounting and reporting standards for derivatives. FAS 133 requires recognition of all derivatives as either assets or liabilities in the statement of financial condition and measurement of those instruments at fair value. Fair market valuation adjustments for derivatives meeting hedge criteria will be recorded in either comprehensive income or earnings depending on their classification. The Corporation's use of derivatives to date has been limited to utilizing interest rate swaps as hedges to mitigate interest rate exposure associated with short-term floating interest rate deposits. As such this use of interest rate swaps would be categorized as a cash flow hedge under FAS 133 and the effective portion of the gain or loss on the interest rate swaps would be recorded in comprehensive income. The fair value of the Corporation's interest rate swap portfolio was a pre-tax gain of $16 million as of December 31, 1999 compared to pre-tax losses of $18 million and $11 million at December 31, 1998 and 1997, respectively. Substantially all of the fair value of the interest rate swap portfolio for these periods would be recorded as a component of comprehensive income.

    In June 1999, Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FAS 133" ("FAS 137") was issued. FAS 137 delayed the effective date of FAS 133 one year to fiscal years beginning after June 15, 2000. Management has evaluated the impact of adopting FAS 133 and does not believe that it will have a material impact on the Corporation's financial condition or results from operations.

                                EXHIBIT NO. 99.5

U.S. TRUST CORPORATION
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

----------------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                      1999            1998               1997
----------------------------------------------------------------------------------------------------------------------------------
REVENUE

Fee Revenue..................................................................     $  424,467       $  339,619         $  281,691
                                       1999         1998        1997
                                    ----------- ------------ ------------
 Interest Revenue.................. $ 246,929   $  224,743   $  212,521
 Interest Expense..................  (129,816)    (122,117)    (120,862)
 Provision for Credit Losses.......         --        (600)        (750)
 Securities Gains, Net.............        17            4          216
                                    ----------- ------------ ------------
Net Interest Revenue.........................................................        117,130          102,030             91,125
                                                                                  ------------     ------------       ------------
Total Revenue................................................................        541,597          441,649            372,816
                                                                                  ------------     ------------       ------------
OPERATING EXPENSES

Salaries.....................................................................        141,417          117,889            100,997
Performance Compensation.....................................................         58,303           41,028             32,472
Sales Commissions and Incentives.............................................         29,012           19,448             14,050
Other Employee Benefits......................................................         34,039           32,373             24,904
                                                                                  ------------     ------------       ------------
Total Salaries, Performance

  Compensation and Other Benefits............................................        262,771          210,738            172,423
Occupancy....................................................................         41,786           36,574             39,294
Amortization of Intangibles..................................................          6,950            5,799              3,521
Other........................................................................        102,414           87,444             73,919
                                                                                  ------------     ------------       ------------
Total Operating Expenses.....................................................        413,921          340,555            289,157
                                                                                  ------------     ------------       ------------
Income Before Income Taxes...................................................        127,676          101,094             83,659
Income Taxes.................................................................         50,107           39,427             32,627
                                                                                  ------------     ------------       ------------
Net Income...................................................................     $   77,569       $   61,667         $   51,032
                                                                                  ============     ============       ============
Basic Earnings Per Share.....................................................     $     4.18       $     3.29         $     2.64
                                                                                  ============     ============       ============
Diluted Earnings Per Share...................................................     $     3.72       $     2.96         $     2.39
                                                                                  ============     ============       ============

The accompanying notes are an integral part of these financial statements.

U.S. TRUST CORPORATION
CONSOLIDATED STATEMENT OF CONDITION
DECEMBER 31,

-------------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                                                              1999                 1998
-------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and Due from Banks...............................................................   $        407,329     $        108,346
Short-Term Investments................................................................            425,456              459,263
Securities Available for Sale.........................................................          1,079,158            1,058,088
Loans, Net of Allowance for Credit Losses ($20,169 in 1999 and $19,414 in 1998).......          2,689,206            2,171,393
Premises and Equipment, Net...........................................................             79,447               77,020
Other Assets..........................................................................            342,455              268,752
                                                                                         -----------------    -----------------
Total Assets..........................................................................   $      5,023,051     $      4,142,862
                                                                                         -----------------    -----------------
LIABILITIES
Deposits:
  Non-Interest Bearing................................................................   $      1,247,252     $        824,585
  Interest Bearing....................................................................          2,957,691            2,590,206
                                                                                         -----------------    -----------------
Total Deposits........................................................................          4,204,943            3,414,791
Short-Term Credit Facilities..........................................................            141,157              140,925
Accounts Payable and Accrued Liabilities..............................................            312,110              274,738
Long-Term Debt........................................................................             63,000               67,773
                                                                                         -----------------    -----------------
Total Liabilities.....................................................................          4,721,210            3,898,227
                                                                                         -----------------    -----------------
Commitments and Contingencies

STOCKHOLDERS' EQUITY
Preferred Stock, Par Value $1.00; Authorized 5,000,000;
  Issued, None........................................................................                --                   --
Common Stock, Par Value $1.00; Authorized 70,000,000 Shares;
  Issued 20,087,780 in 1999 and 19,970,842 in 1998....................................             20,088               19,971
Capital Surplus.......................................................................             36,819               18,902
Retained Earnings.....................................................................            354,510              293,289
Treasury Stock, at Cost (1,427,179 Shares in 1999 and
  1,502,184 Shares in 1998)...........................................................            (96,742)             (87,768)
Loan to ESOP..........................................................................                 --               (3,773)
Accumulated Other Comprehensive Income (Loss).........................................            (12,834)               4,014
                                                                                         -----------------    -----------------
Total Stockholders' Equity............................................................            301,841              244,635
                                                                                         -----------------    -----------------
Total Liabilities and Stockholders' Equity............................................   $      5,023,051     $      4,142,862
                                                                                         =================    =================


The accompanying notes are an integral part of these financial statements.

U.S. TRUST CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31,

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         ACCUMULATED
                                                                                                            OTHER         TOTAL
(DOLLARS IN THOUSANDS, EXCEPT PER          COMMON    CAPITAL      RETAINED      TREASURY      LOAN TO   COMPREHENSIVE  STOCKHOLDERS'
SHARE AMOUNTS)                             STOCK     SURPLUS      EARNINGS       STOCK         ESOP     INCOME (LOSS)    EQUITY
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1999                $   19,971  $  18,902   $   293,289   $   (87,768)   $  (3,773)  $   4,014     $  244,635
Net Income.............................                              77,569                                                77,569
Change in Net Unrealized Gain (Loss) on
  Securities Available for Sale........                                                                    (16,848)       (16,848)
                                                                ------------                             -----------   -----------
Total Comprehensive Income.............                              77,569                                (16,848)        60,721
                                                                ------------                             -----------   -----------
Purchases of Treasury Stock
  (655,785 Shares).....................                                           (53,924)                                (53,924)
Principal Payment by ESOP..............                                                          3,773                      3,773
Cash Dividends Declared ($0.88
  Per Share)...........................                             (16,366)                                              (16,366)
Issuance of Shares for Acquisitions
  (525,077 Shares).....................                12,564                      32,181                                  44,745
Issuance of Shares Under Employee
  Benefit Plans (322,651
  Shares)..............................        117      3,301                      12,769                                  16,187
Tax Benefits From Stock Based Awards...                 2,052            18                                                 2,070
                                        ----------  ----------  ------------  ------------   ----------  -----------   -----------
Balance, December 31, 1999............. $   20,088  $  36,819   $   354,510   $   (96,742)   $      --   $ (12,834)    $  301,841
                                        ==========  ==========  ============  ============   ==========  ===========   ===========
Balance, January 1, 1998                $   19,895  $  12,325   $   244,980   $   (42,627)   $  (7,254)  $   3,827     $  231,146
Net Income.............................                              61,667                                                61,667
Change in Net Unrealized Gain on
  Securities Available for Sale........                                                                        187            187
                                                                ------------                             -----------   -----------
Total Comprehensive Income.............                              61,667                                    187         61,854
                                                                ------------                             -----------   -----------
Purchases of Treasury Stock
  (866,900 Shares).....................                                           (58,173)                                (58,173)
Principal Payment by ESOP..............                                                          3,481                      3,481
Cash Dividends Declared ($0.72
  Per Share)...........................                             (13,451)                                              (13,451)
Issuance of Shares for Acquisitions
  (173,593 Shares).....................                 2,917                       9,538                                  12,455
Issuance of Shares Under Employee
  Benefit Plans (146,886
  Shares)..............................         76      2,018                       3,494                                   5,588
Tax Benefits From Stock Based Awards...                 1,642            93                                                 1,735
                                        ----------  ----------  ------------  ------------   ----------  -----------   -----------
Balance, December 31, 1998............. $   19,971  $  18,902   $   293,289   $   (87,768)   $  (3,773)  $   4,014     $  244,635
                                        ==========  ==========  ============  ============   ==========  ===========   ===========
Balance, January 1, 1997............... $   19,630  $   3,575   $   205,384   $    (4,728)   $ (10,468)  $     705     $  214,098
Net Income.............................                              51,032                                                51,032
Change in Net Unrealized Gain on
  Securities Available for Sale........                                                                      3,122          3,122
                                                                ------------                             -----------   -----------
Total Comprehensive Income.............                              51,032                                  3,122         54,154
                                                                ------------                             -----------   -----------
Purchases of Treasury Stock (820,090
  Shares)..............................                                           (40,492)                                (40,492)
Principal Payment by ESOP..............                                                          3,214                      3,214
Cash Dividends Declared ($0.60 Per
  Share)...............................                             (11,579)                                              (11,579)
Issuance of Shares for Acquisitions
  (204,218 Shares).....................        204      6,943                                                               7,147
Issuance of Shares Under Employee
  Benefit Plans (125,389 Shares).......         61        549                       2,593                                   3,203
Tax Benefits From Stock Based Awards...                 1,258           143                                                 1,401
                                        ----------  ----------  ------------  ------------   ----------  -----------   -----------
Balance, December 31, 1997............. $   19,895  $  12,325   $   244,980   $   (42,627)   $  (7,254)  $   3,827     $  231,146
                                        ==========  ==========  ============  ============   ==========  ===========   ===========

The accompanying notes are an integral part of these financial statements.

U.S. TRUST CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,


---------------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                                           1999               1998               1997
---------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net Income.........................................................     $        77,569        $     61,667       $     51,032
Adjustments to Reconcile Net Income to Net
  Cash Provided by Operating Activities:
     Provision for Credit Losses...................................                  --                 600                750
     Amortization of Restricted Stock Units........................               4,190               2,560              1,133
     Depreciation and Amortization of Premises
       and Equipment and Other Assets..............................              24,435              20,053             14,023
     Net Amortization of Premium on Securities.....................               4,677               3,384              2,778
     Deferred Income Taxes.........................................                 352              (3,279)            (2,938)
     Net Change in Accrued Interest and Accounts Receivable........              (9,985)             (3,865)            (3,185)
     Net Change in Accounts Payable and Other Liabilities..........              19,750              16,866             25,117
     Other, Net....................................................               3,047               3,271              1,266
                                                                        -----------------      --------------     ---------------
Net Cash Provided by Operating Activities..........................             124,035             101,257             89,976
                                                                        -----------------      --------------     ---------------

Cash Flows From Investing Activities:
Net Change in Short-Term Investments...............................              33,807             (71,655)          (101,658)
Purchases of Securities Available for Sale.........................            (469,596)           (368,657)          (625,721)
Proceeds from Sales of Securities Available for Sale...............              10,019               1,315             20,804
Proceeds from Maturities, Calls and
  Mandatory Redemptions of Securities
  Available for Sale...............................................             420,330             437,599            642,546
Net Change in Loans................................................            (518,621)           (251,983)          (250,762)
Purchases of Premises and Equipment................................             (18,343)            (13,416)           (10,942)
Cash used in Acquisitions..........................................              (2,809)            (22,184)               --
Other, Net.........................................................              (2,858)             (7,183)           (12,240)
                                                                        -----------------      --------------     ---------------
Net Cash Used in Investing Activities..............................            (548,071)           (296,164)          (337,973)
                                                                        -----------------      --------------     ---------------

Cash Flows From Financing Activities:
Net Change in Non-Interest Bearing
  Deposits.........................................................             422,667              78,271             58,372
Net Change in Interest Bearing Deposits............................             367,485             262,618            251,741
Net Change in Short-Term Credit
  Facilities.......................................................                 232             (38,663)           (60,695)
Repayment of Long-Term Debt........................................              (4,773)             (4,481)            (4,214)
Issuance of Long-Term Debt.........................................                 --                   --             50,000
Issuance of Common Stock...........................................               6,937               1,767                755
Purchases of Treasury Stock........................................             (53,924)            (58,173)           (40,492)
Dividends Paid.....................................................             (15,605)            (12,973)           (11,149)
                                                                        -----------------      --------------     ---------------
Net Cash Provided by Financing Activities..........................             723,019             228,366            244,318
                                                                        -----------------      --------------     ---------------
Net Change in Cash and Cash Equivalents............................             298,983              33,459             (3,679)

Cash and Cash Equivalents at Beginning of Year.....................             108,346              74,887             78,566
Cash and Cash Equivalents at End of Year...........................     -----------------      --------------     ---------------
                                                                        $       407,329        $    108,346       $     74,887
                                                                        =================      ==============     ===============

Cash Payments:
  Income Taxes.....................................................     $        46,156        $     43,697       $     34,372
  Interest Expense.................................................             127,210             121,887            119,064

The accompanying notes are an integral part of these financial statements.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.  PENDING BUSINESS COMBINATION

U.S. Trust Corporation (individually, the "Parent" collectively with its wholly owned subsidiaries, the "Corporation") is an investment management company with fiduciary and banking powers.

     The Parent has entered into an agreement and plan of merger (the "Merger Agreement") dated January 12, 2000 with The Charles Schwab Corporation ("Schwab") and a wholly owned subsidiary of Schwab pursuant to which all of the outstanding common shares of the Parent will be exchanged for shares of Schwab common stock. The transaction, which is subject to, among other things, regulatory approvals and Parent shareholder approval, is expected to be consummated by July 2000.

     Under the terms of the Merger Agreement, Patriot Merger Corporation, a wholly owned subsidiary of Schwab, will merge with and into the Parent. The surviving legal entity will be the Parent which will thereafter be a wholly owned subsidiary of Schwab. The Parent's shareholders will receive 3.427 shares of Schwab common stock for each common share of the Parent in a tax-free exchange. The total transaction value was estimated at $2.7 billion as announced on January 13, 2000 in a joint press release from Schwab and the Corporation. The Parent and Schwab expect the transaction to qualify for pooling of interests accounting treatment.

     The Merger Agreement provides for a retention bonus program of approximately $150 million (consisting of approximately $125 million in cash and $25 million of value in Schwab stock options). Starting with the second anniversary of the consummation of the business combination, employees will be eligible to receive the benefits under the retention program, if employed at that time. One-half of the stock options will vest on the third anniversary of the consummation of the business combination and the remaining half will vest on the fourth anniversary.

     In connection with the change-in-control provisions of certain of the Parent's compensation plans, all outstanding stock options and substantially all restricted stock awards will vest and be paid on the closing of the transaction. Payment in respect of these awards will be made in Schwab common stock.

     The Notes to the Consolidated Financial Statements have been prepared under the presumption (e.g., Notes 19 and 20 Performance Compensation and Retirement and Other Employee Benefits) that the Corporation is a going concern and do not attempt to take into consideration the impact, if any, that the Pending Business Combination may have on the matters discussed therein.

--------------------------------------------------------------------------------
2.  ACCOUNTING POLICIES

The Corporation is an investment management company with fiduciary and banking powers. Through its subsidiaries, including its principal subsidiary, United States Trust Company of New York (the "Trust Company"), the Corporation provides investment management, private banking, special fiduciary and corporate trust services to affluent individuals, families and institutions located throughout the United States.

     The accounting and reporting policies of the Corporation conform with generally accepted accounting principles and general practice within the investment management and banking industries. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities (including, but not limited to, the allowance for credit losses, retirement and postretirement benefits and deferred taxes) as of the financial statement dates and the reported amounts of revenues and expenses during the reporting periods. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates which will have a positive or negative effect on future period results.

     The following is a summary of the significant financial accounting policies:

(a) BASIS OF PRESENTATION -- The consolidated financial statements include the accounts of the Corporation. All material intercompany accounts and transactions have been eliminated in consolidation. In the opinion of management, all adjustments necessary for a fair presentation of the consolidated financial position and results of operations for the periods have been made. Such adjustments, unless otherwise noted in these Notes to the Consolidated Financial Statements and/or Management's Discussion and Analysis, are of a normal recurring nature.

(b) TRUST ASSETS -- Property (other than cash deposits) held by the Trust Company or the Corporation's other bank subsidiaries in a fiduciary or agency capacity for customers is not an asset of the Corporation and is not included in the Consolidated Statement of Condition.

(c) INTEREST EARNING/BEARING FINANCIAL INSTRUMENTS -- Interest income and expense are accrued on interest earning/bearing financial instruments based upon the contractual terms of the instruments. Premiums and discounts are amortized or accreted, as applicable, on a basis that approximates the effective yield method.

     Securities that may be sold prior to maturity as part of asset/liability management or in response to other factors are classified as securities available for sale and carried at their estimated fair value with unrealized gains and losses reported in a separate component of stockholders' equity, net of taxes. Realized gains and losses from sales of securities are determined on a specific identification cost basis.

(d) NONPERFORMING ASSETS -- Nonperforming assets consist of non-accrual financial instruments and other real estate owned. Interest accruals are discontinued when principal or interest is contractually past due ninety days or more. In addition, interest accruals may be discontinued when principal or interest is contractually past due less than ninety days if, in the opinion of management, the amount due is not likely to be paid in accordance with the terms of the contractual agreement, even though the financial instruments are currently performing. Any accrued but unpaid interest previously recorded on a non-accrual financial instrument is reversed and recorded as a reduction of interest income. Interest received on non-accrual financial instruments is applied either to the outstanding principal balance or recorded as interest income, depending on management's assessment of the ultimate collectibility of principal. Non-accrual financial instruments are generally returned to accrual status only when all delinquent principal and interest payments become current and the collectibility of future principal and interest on a timely basis is reasonably assured.

     Other real estate owned ("ORE") acquired through foreclosure in satisfaction of the loan is recorded in other assets at the lower of the carrying amount of the loan or the ORE's estimated fair value less estimated selling and disposition costs. After the acquisition date of the ORE, operating expenses and revenue, additional writedowns, as appropriate, and gains and losses on the ultimate disposition of ORE are reported in other expenses.

(e) ALLOWANCE FOR CREDIT LOSSES -- The allowance for credit losses is established through charges to income based on management's evaluation of the adequacy of the allowance in meeting losses in the existing credit portfolio.

     The adequacy of the allowance is reviewed continually by management, taking into consideration current economic conditions, past loss experience and risks inherent in the credit portfolio, including the value of impaired loans.

(f) PREMISES AND EQUIPMENT -- Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed by the straight-line method over the lesser of the term of the lease or the estimated useful lives of the assets.

(g) INTANGIBLE ASSETS -- The fair value of intangible assets recorded as a result of the acquisition of investment management enterprises is reported in other assets on the Consolidated Statement of Condition and is amortized over the estimated period benefited. An impairment review is performed periodically on these assets.

(h) PERFORMANCE COMPENSATION -- The Corporation's performance compensation plans provide for awards in the form of cash, stock options and restricted stock units. Cash awards are accrued and paid annually. The exercise price of stock options is the fair market value on the date of grant and no compensation expense is recorded. Restricted stock units are recorded as compensation expense ratably over the vesting period of the award based on the fair market value of the award at the grant date.

(i) INCOME TAXES -- The Corporation files a consolidated Federal income tax return. Deferred income taxes are provided for items that are recognized for income tax purposes in years other than those in which they are recognized for financial reporting purposes.

(j) DERIVATIVE FINANCIAL INSTRUMENTS -- As part of its asset and liability management activities, the Corporation employs interest rate swaps ("Swaps") to ameliorate the interest rate risk associated with nontrading-related balance sheet financial instruments. The Corporation utilizes Swaps solely as hedging instruments.

     To be effective as a hedge, Swaps must reduce interest rate risk and must be designated as a hedge at the inception of the derivative contract. That is, Swaps are linked to the related liability, whereby the terms of the Swap generally equal the terms of the related liability, at the inception and throughout the term of the derivative contract.

     Swaps that qualify as hedges are accounted for under the accrual method; the interest component associated with Swaps is recognized over the life of the contract in net interest revenue and there is no recognition of unrealized gains and losses on the Swap in the statement of financial condition. It has been the Corporation's practice not to terminate its Swaps or sell the underlying financial instruments that are being hedged by the Swaps. However, if the Corporation did terminate a Swap, any amounts received from (a gain) or paid to (a loss) the counterparty would be deferred and amortized over the shorter of the remaining original life of the hedged item or the terminated Swap. In addition if the hedged item was sold, the fair value of the Swap would be recognized as an adjustment to the gain or loss of the hedged item.

(k) SHORT-TERM INVESTMENTS -- Included in Short-Term Investments are $50.5 million and $204.3 million of interest bearing deposits with banks and $375.0 million and $255.0 million of federal funds sold at December 31, 1999 and 1998, respectively.

(l) CASH AND CASH EQUIVALENTS -- For purposes of the Consolidated Statement of Cash Flows, the Corporation considers the Consolidated Statement of Condition caption cash and due from banks as cash and cash equivalents. For purposes of the U.S. Trust Corporation (Parent Company Only) Statement of Cash Flows, the Corporation considers due from banks (which is included in the Statement of Condition caption other assets) as cash and cash equivalents.

(m) RECLASSIFICATIONS -- Certain amounts presented in prior periods have been reclassified to conform with the current year's presentation.

--------------------------------------------------------------------------------
3.  ACQUISITIONS

During 1999, the Corporation acquired NCT Holdings, Inc., the parent of North Carolina Trust Company, a non-deposit banking corporation headquartered in Greensboro, North Carolina and Radnor Capital Management, Inc., an investment management company located in Wayne, Pennsylvania. Assets under management at the closing dates from these acquisitions totaled approximately $2.8 billion. The initial consideration paid at the closing of these business combinations was approximately $49.3 million, substantially in the form of the Parent's common stock.

     During 1998, the Corporation acquired Wood Island Associates, Inc., Maier & Siebel, Inc., and McMurrey Investments Advisors, Inc. These firms provide investment management services to high net worth individuals and institutions. The aggregate amount of assets under management at the closing dates was approximately $1.6 billion. The Corporation also acquired Strategic Trading Corporation which provides consultation and agency services on in-kind stock distributions and derivative hedging strategies to high net worth individuals. The initial consideration paid at the closing of these business combinations was approximately $32.9 million.

     Each of these transactions provide for additional payments of cash and the Parent's common stock based upon business retention and future profitability. Each transaction was accounted for as a purchase.

--------------------------------------------------------------------------------
4. CASH AND DUE FROM BANKS

The average non-interest earning balances held at the Federal Reserve Bank for the years ended December 31, 1999 and 1998 were $38.7 million and $32.9 million, respectively. These amounts represent reserve requirements which must be maintained on deposits. There are no other restrictions on cash and due from banks.

--------------------------------------------------------------------------------
5. SECURITIES

The amortized cost, estimated fair value and gross unrealized gains and losses on securities available for sale as of December 31, 1999, 1998 and 1997, are presented in the following table.


                                                                      AGGREGATE                GROSS               GROSS
                                                AMORTIZED                  FAIR           UNREALIZED          UNREALIZED
(DOLLARS IN THOUSANDS)                               COST                 VALUE                GAINS              LOSSES
---------------------------------------------------------------------------------------------------------------------------
December 31, 1999:
  U.S. treasury securities................    $     178,068       $       176,816       $          24       $       1,276
  U.S. government sponsored agencies
     and corporations.....................          690,450               672,103               2,507              20,854
  State and municipal obligations.........          119,633               117,936                 185               1,882
  Collateralized mortgage
     obligations(1).......................            5,185                 5,209                  24                  --
  All other...............................          107,658               107,094                 370                 934
                                              ---------------     -----------------     ---------------     ---------------
Total.....................................    $   1,100,994       $     1,079,158       $       3,110       $      24,946
                                              ===============     =================     ===============     ===============
December 31, 1998:
  U.S. treasury securities................    $     274,553       $       276,562       $       2,050       $          41
  U.S. government sponsored agencies
     and corporations.....................          561,095               564,256               5,631               2,470
  State and municipal obligations.........           98,726               100,423               1,715                  18
  Collateralized mortgage
     obligations(1).......................           10,076                10,128                  53                   1
  All other...............................          106,408               106,719                 435                 124
                                              ---------------     -----------------     ---------------     ---------------
Total.....................................    $   1,050,858       $     1,058,088       $       9,884       $       2,654
                                              ===============     =================     ===============     ===============
December 31, 1997:
  U.S. treasury securities................    $     417,545       $       419,189       $       1,832       $         188
  U.S. government sponsored agencies
     and corporations.....................          508,389               512,442               7,047               2,994
  State and municipal obligations.........           72,650                73,658               1,009                   1
  Collateralized mortgage
     obligations(1).......................           15,186                15,299                 113                 --
  All other...............................          110,701               110,887                 234                  48
                                              ---------------     -----------------     ---------------     ---------------
Total.....................................    $   1,124,471       $     1,131,475       $      10,235       $       3,231
                                              ===============     =================     ===============     ===============



--------------------------------------------------------------------------------
(1)Collateralized by either GNMA, Federal National Mortgage Association, or Federal Home Loan Corporation obligations.

A profile of the maturities of the securities portfolio as of December 31, 1999, and the related weighted average yield on such securities is presented in the following table.

                                         WITHIN                 1-5                5-10           OVER 10
  (DOLLARS IN THOUSANDS)                 1 YEAR               YEARS               YEARS             YEARS               TOTAL
  ----------------------------------------------------------------------------------------------------------------------------
  U.S. government obligations......  $   52,991         $   125,078                  --                --        $    178,069
  Federal agency obligations.......      31,324             552,064         $    63,666        $   43,397             690,451
  State and municipal
    obligations....................      14,554              66,685              38,393                --             119,632
  Collateralized mortgage
    obligations(1).................          --                  --                  --             5,185               5,185
  Other securities(2)..............      63,147              17,345               2,706                18              83,216
                                     ------------       ------------        ------------       -----------       -------------
  Total at amortized cost(2).......     162,016             761,172             104,765            48,600           1,076,553
  Estimated fair value(2)..........     161,702             741,203             102,844            48,968           1,054,717
                                     ------------       ------------        ------------       -----------       -------------
  Net unrealized gains (losses) ...  $    (314)         $  (19,969)         $   (1,921)        $      368        $   (21,836)
                                     ============       ============        ============       ===========       =============
  Weighted average yield(3)........        5.31%               6.04%               6.45%             6.35%               5.99%
                                     ============       ============        ============       ===========       =============

  ------------------------------------------------------------------------------
 (1) Collateralized Mortgage Obligations have been allocated over maturity groupings based on contractual maturities. Expected maturities may differ from contractual maturities because borrowers have the right to prepay obligations with or without prepayment penalties.

 (2) Excludes Federal Reserve Bank and Federal Home Loan Bank stock of approximately $24 million.

 (3) Yields have been computed by dividing annualized interest revenue, on a taxable equivalent basis, by the amortized cost of the respective securities as of December 31, 1999.

The components of net securities gains for the years ended December 31, 1999, 1998 and 1997 are presented in the following table.

                                             YEARS ENDED DECEMBER 31,
                                       ---------------------------------------
(DOLLARS IN THOUSANDS)                  1999          1998           1997
------------------------------------------------------------------------------
Gross realized gains from
  sales, maturities, calls, and
  mandatory redemptions                $   17        $     4      $      218
Gross realized (losses) from
  sales, maturities, calls, and
  mandatory redemptions                    --             --              (2)
                                       --------   ------------   -------------
Securities gains, net                  $   17        $     4      $      216
                                       ========   ============   =============

     At December 31, 1999 and 1998, financial instruments in the amount of $254.4 million and $230.3 million, respectively, were pledged to secure public deposits, to qualify for fiduciary powers and for other purposes or as collateral for borrowings.

--------------------------------------------------------------------------------
6. LOANS

The following is an analysis of the composition of the loan portfolio.


                                                                                                                     DECEMBER 31,
                                         ----------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                         1999               1998             1997               1996              1995
---------------------------------------------------------------------------------------------------------------------------------
Private banking:
  Residential real estate
     mortgages.......................    $   1,984,732     $   1,630,500      $   1,358,003      $   1,093,107     $    937,856
  Other..............................          663,977           525,614            537,024            525,446          457,843
                                         --------------    ---------------    ---------------    --------------    --------------
Total private banking loans..........        2,648,709         2,156,114          1,895,027          1,618,553        1,395,699
                                         --------------    ---------------    ---------------    --------------    --------------
Loans to financial institutions for
  purchasing and carrying
  securities.........................           57,686            31,972             41,064             62,866           61,372
All other............................            2,980             2,721              2,758              6,722            2,624
                                         --------------    ---------------    ---------------    --------------    --------------
Total................................    $   2,709,375     $   2,190,807      $   1,938,849      $   1,688,141     $  1,459,695
                                         ==============    ===============    ===============    ==============    ==============

An analysis of nonperforming assets is presented in the following table.

                                                                                                    DECEMBER 31,
                                   -----------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                       1999             1998          1997             1996          1995
----------------------------------------------------------------------------------------------------------------
Non-accrual loans...............   $        1,673    $       6,203    $      9,666     $     8,882   $    13,285
Other real estate owned, net....               --              534              --             727         9,586
                                   --------------    -------------    -------------    -----------   -----------
Total nonperforming assets......   $        1,673    $       6,737    $      9,666     $     9,609   $    22,871
                                   ==============    =============    =============    ===========   ===========
Average non-accrual loans.......   $          832    $       8,322    $      8,829     $    12,261   $     8,475
                                   ==============    =============    =============    ===========   ===========

The Corporation considers all non-accrual loans impaired. The impact of interest revenue which would have been earned on non-accrual loans versus interest revenue recognized on these loans was negligible for the years 1995 through 1999.

     There was no reserve for ORE in 1997 through 1999. The reserve for ORE was $477,000 and $978,000 in 1996 and 1995, respectively.

--------------------------------------------------------------------------------
7. ALLOWANCE FOR CREDIT LOSSES

An analysis of the allowance for credit losses is presented for the five-year period ended December 31, 1999.

(DOLLARS IN THOUSANDS)                                 1999             1998              1997             1996             1995
--------------------------------------------------------------------------------------------------------------------------------
Analysis of allowance for credit losses:
Balance, January 1..........................    $     19,414     $     18,294     $     16,693     $     16,086     $     14,699
                                                ------------     ------------     ------------     ------------     ------------
Charge-offs:
  Private banking...........................           (292)            (327)            (160)            (658)          (1,910)
  Other.....................................          --              --                --                (517)          (1,520)
                                                ------------     ------------     ------------     ------------     ------------
  Total charge-offs.........................           (292)            (327)            (160)          (1,175)          (3,430)
                                                ------------     ------------     ------------     ------------     ------------
Recoveries:
  Private banking...........................           1,047              800              684              702            2,844
  Other.....................................          --                   47              327               80              373
                                                ------------     ------------     ------------     ------------     ------------
  Total recoveries..........................           1,047              847            1,011              782            3,217
                                                ------------     ------------     ------------     ------------     ------------
Net (charge-offs) recoveries................             755              520              851            (393)            (213)
                                                ------------     ------------     ------------     ------------     ------------
Provision charged to income.................          --                  600              750            1,000            1,600
                                                ------------     ------------     ------------     ------------     ------------
Balance, December 31........................    $     20,169     $     19,414     $     18,294     $     16,693     $     16,086
                                                ============     ============     ============     ============     ============

The level of the allowance for credit losses is based upon Management's judgment as to the current condition of the credit portfolio determined by a continuing surveillance process. In assessing the adequacy of the allowance for credit losses, Management relies on its ongoing review of specific loans, past experience, the present loan portfolio composition and other economic and financial considerations.

--------------------------------------------------------------------------------
8. PREMISES AND EQUIPMENT

An analysis of premises and equipment is presented in the following table.

                                                                DECEMBER 31,
                                         ------------------------------------
(DOLLARS IN THOUSANDS)                            1999              1998
------------------------------------------------------------------------------
Land                                     $           1,675     $       1,675
Building                                            14,063            13,820
Leasehold improvements                              71,111            74,670
Furniture and equipment                             53,524            50,520
                                         -------------------   ---------------
                                                   140,373           140,685
Less: accumulated amortization
  and depreciation                                (60,926)           (63,665)
                                         ===================   ===============
  Total                                  $          79,447     $      77,020
                                         ===================   ===============

Amortization and depreciation expense amounted to $17.1 million, $14.0 million and $10.3 million for 1999, 1998 and 1997, respectively.

     Included in Other Operating Expenses is approximately $15.3 million in 1999, $12.4 million in 1998 and $9.2 million in 1997 of equipment expense.

--------------------------------------------------------------------------------
9. INTANGIBLE ASSETS

An analysis of intangible assets is presented in the following table.


(DOLLARS IN THOUSANDS)                              1999                1998
-----------------------------------------------------------------------------
Balance, January 1                        $       54,839      $       29,497
Acquisitions                                      44,760              31,141
Less: amortization                                 6,950               5,799
                                         ----------------    ----------------
Balance, December 31                      $      92,649        $      54,839
                                         ================    ================

Intangible assets are amortized over a period not to exceed fifteen years.

--------------------------------------------------------------------------------
10. SHORT-TERM CREDIT FACILITIES

An analysis of borrowings under short-term credit facilities is presented in the following table.


(DOLLARS IN THOUSANDS)                  1999          1998            1997
-----------------------------------------------------------------------------
Federal funds purchased:
 Year-end balance                $     14,630   $     30,250   $      10,175
 Daily average balance                 51,830         45,271          63,965
 Maximum end-of-month
   balance                            127,690         34,075         194,765
 Weighted average
   interest rate during
   year                                  4.96%          5.37%           5.48%
 Weighted average
   interest rate at year-
   end                                   4.50%          4.75%           6.65%
Securities sold under
  agreements to
  repurchase:

 Year-end balance                $     64,429   $     90,309   $     169,413
 Daily average balance                 79,306        116,740         108,007
 Maximum end-of-month
   balance                            104,164        148,185         177,851
 Weighted average
   interest rate during
   year                                  4.76%          5.11%           5.29%
 Weighted average
   interest rate at year-
   end                                   4.50%          4.86%           5.87%
Other borrowed funds:
 Year-end balance                $     62,098     $   20,366   $          --
 Daily average balance                 15,388          6,145         114,479
 Maximum end-of-month
   balance                             62,098         50,066         163,086
 Weighted average
   interest rate during
   year                                  5.72%*         5.94%           5.68%
 Weighted average
   interest rate at year-
   end                                   6.62%*         5.98%             --%

--------------------------------------------------------------------------------
*The calculation of the weighted average interest rate during the year 1999 excludes $402,000 on an average daily basis of an overdraft balance in the Corporation's clearing account with Chase and the year-end calculation excludes $26.8 million of overdrafts. In 1998 and 1997 there were no overdraft balances in other borrowed funds.

--------------------------------------------------------------------------------

The term of federal funds purchased and securities sold under agreements to repurchase generally do not exceed one week.

     Included in other borrowed funds at December 31, 1999 is the utilization of $35.0 million of the Corporation's $80.0 million unsecured revolving credit facility. The weighted average interest rate on this facility is 6.62% at December 31, 1999. At December 31, 1998, the amount outstanding under similar credit facilities was $20.0 million at an interest rate of 5.98%. There were no funds borrowed under these facilities at December 31, 1997.

--------------------------------------------------------------------------------
11. LONG-TERM DEBT


                                                                DECEMBER 31,
                                              -------------------------------
(DOLLARS IN THOUSANDS)                              1999               1998
-----------------------------------------------------------------------------
8.414% Trust preferred capital
  securities                                   $   50,000        $   50,000
8.35% Senior unsecured ESOP
  notes due 1999                                       --             3,773
Federal home loan banks                            13,000            14,000
                                               ------------      ------------
 Total                                         $   63,000        $   67,773
                                               ============      ============

The Trust Preferred Capital Securities qualify as Tier 1 Capital under guidelines of the Board of Governors of the Federal Reserve System (the "Board of Governors") and have no voting rights. Holders of the Trust Preferred Capital Securities are entitled to receive cumulative cash distributions semi-annually. The Corporation has the right to redeem the Trust Preferred Capital Securities prior to their stated maturity of February 1, 2027, on or after February 1, 2007, upon approval (if then required) of the Board of Governors.

     The Federal Home Loan Bank ("FHLB") borrowings have maturities ranging from 2000 to 2002. The FHLB borrowings bear interest at rates ranging from 6.59% to 6.76% and are collateralized by the pledge of qualifying assets.

     The 8.35% Senior Unsecured ESOP Notes due 1999 ("ESOP Notes") matured February 1, 1999.

--------------------------------------------------------------------------------
12. NET INTEREST REVENUE

The following is an analysis of the composition of net interest revenue. See the "Financial and Other Data Supplement" for average balance and related yield analyses on a tax equivalent basis.


(DOLLARS                                            YEARS ENDED DECEMBER 31,
                           --------------------------------------------------
IN THOUSANDS)                       1999              1998              1997
-----------------------------------------------------------------------------
Interest revenue:
  Loans                    $    174,514      $    149,493      $    133,433
  Securities:
    Taxable                      55,441            58,622            68,053
    Tax-exempt                    4,705             3,878             3,893
  Short-term
    investments                   8,671            10,144             5,467
  Deposits with
    banks                         3,598             2,606             1,675
                           --------------    --------------    --------------
Total interest
  revenue                       246,929           224,743           212,521
                           --------------    --------------    --------------
Interest expense:
  Deposits                      117,489           107,846            99,623
  Short-term credit
    facilities                    7,198             8,755            15,714
  Long-term debt                  5,129             5,516             5,525
                           --------------    --------------    --------------
Total interest
  expense                       129,816           122,117           120,862
                           --------------    --------------    --------------
Net interest income             117,113           102,626            91,659
Provision for
  credit losses                      --              (600)             (750)
Securities gains,
  net                                17                 4               216
                           --------------    --------------    --------------
Net interest
  revenue                  $    117,130      $    102,030      $     91,125
                           ==============    ==============    ==============


-----------------------------------------------------------------------------

13. INCOME TAXES

The current and deferred portions of income tax expense (benefit) included in the Consolidated Statement of Income are presented in the following table.


(DOLLARS                               YEARS ENDED DECEMBER 31,
                            -----------------------------------------------
IN THOUSANDS)                      1999             1998             1997
---------------------------------------------------------------------------
Current:
  Federal                   $     41,214     $     34,920     $     26,876
  State and local                  8,541            7,786            8,689
                            --------------   --------------   -------------
    Total current
      income taxes                49,755           42,706           35,565
                            --------------   --------------   -------------
Deferred:
  Federal                            641           (2,626)          (1,380)
  State and local                   (289)            (653)          (1,558)
                            --------------   --------------   -------------
    Total deferred
      income taxes
      (benefits)                     352           (3,279)          (2,938)
                            --------------   --------------   -------------
    Total                   $     50,107     $     39,427      $    32,627
                            ==============   ==============   =============


A reconciliation of the Federal statutory income tax rate with the Corporation's effective income tax rate is presented in the following table.


                                                                                                           YEARS ENDED DECEMBER 31,
                                                        ---------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                           1999                       1998                      1997
-----------------------------------------------------------------------------------------------------------------------------------
Tax Expense at U.S. Federal income tax rate.........    $    44,687     35.0 %     $    35,383    35.0 %     $    29,281     35.0 %
Increase (decrease) in effective rate resulting
  from:
  Tax-exempt interest revenue.......................         (1,403)    (1.1)           (1,150)   (1.1)           (1,298)    (1.5)
  State and local taxes, net of federal income
    tax benefit.....................................          5,363      4.2             4,636     4.6             4,635      5.5
  Miscellaneous items...............................          1,460      1.2               558     0.5                 9       --
                                                        ------------- ----------   ------------  ---------   ------------- --------
Total tax expense and effective rate................    $    50,107     39.3 %     $    39,427    39.0 %     $    32,627     39.0 %
                                                        ============= ==========   ============  =========   ============= ========

The components of total income tax expense for the years ended December 31, 1999, 1998 and 1997 that are applicable to operations and stockholders' equity are presented in the following table.


                                              YEARS ENDED DECEMBER 31,
(DOLLARS                     --------------------------------------------------
IN THOUSANDS)                      1999              1998              1997
-------------------------------------------------------------------------------
Income taxes
  applicable to:
  operations                 $    50,107          $ 39,427          $ 32,627
Stockholders' equity:
  Change in fair
    value of
    securities
    available for
    sale                         (12,217)               37             2,573
  Tax benefit on
    stock-based
    awards                        (2,052)           (1,642)           (1,258)
  Tax benefit on
    dividends paid to
    the ESOP on
    unallocated
    shares                           (18)              (93)             (143)
                             --------------    --------------    --------------
    Total                    $    35,820          $ 37,729          $ 33,799
                             ==============    ==============    ==============


The net deferred tax asset is included in "other assets" in the Consolidated Statement of Condition. Deferred tax (assets) liabilities as of December 31, 1999 and 1998 resulted from the items listed in the following table.


                                                                 DECEMBER 31,
                                            ----------------------------------
(DOLLARS IN THOUSANDS)                                1999               1998
------------------------------------------------------------------------------
  Deferred tax (assets):
    Employee benefits                         $     (48,919)      $     (45,570)
    Trust and fiduciary
      activities                                    (10,698)            (11,980)
    Net unrealized losses on
      securities available for sale                  (9,002)                 --
    Allowance for credit losses                      (8,965)             (8,591)
    Property and equipment
      leasing                                        (7,007)             (9,433)
    Other                                            (5,003)             (4,090)
                                              ---------------     --------------
                                                    (89,594)            (79,664)
                                              ===============     ==============
  Deferred tax liabilities:
    Premises and equipment                            4,539               7,503
    Net unrealized gains on
      securities available for sale                      --               3,214
    Other                                            12,387               8,144
                                              ---------------     --------------
                                                     16,926              18,861
                                              ---------------     --------------
    Net deferred tax (asset)                  $     (72,668)      $     (60,803)
                                              ===============     ==============


Deferred tax assets are attributable to temporary differences primarily generated from expenses recognized for financial reporting purposes that are not yet deductible on the tax return. The Corporation believes it is more likely than not that it will generate sufficient taxable income in future periods to absorb these items as they are recognized as deductions on the tax return.

--------------------------------------------------------------------------------
14. STOCKHOLDERS' EQUITY AND EARNINGS PER SHARE

The Parent is authorized to issue 5,000,000 shares of preferred stock, $1.00 par value per share. As of December 31, 1999, no preferred shares have been issued.

     In 1999, stockholders' approved the proposal to amend the Corporation's Certificate of Incorporation to increase the authorized number of shares of common stock from 40 million shares to 70 million shares.

     The calculations of basic earnings per share and diluted earnings per share for the three-year period ended December 31, 1999 are reflected in the following table. The impact of the stock split distributed on February 21, 1997 has been reflected in all earnings per share calculations.


                                                     YEARS ENDED DECEMBER 31,
                                ----------------------------------------------
(IN THOUSANDS)                          1999            1998             1997
------------------------------------------------------------------------------
Net income for basic
  earnings per share            $     77,569    $     61,667     $     51,032
Dividend equivalents
  on stock based
  benefit plans
  (after-tax)                            836             682              550
                                -------------   -------------    -------------
Net income for
  diluted earnings
  per share                     $     78,405    $     62,349     $     51,582
                                =============   =============    =============

Weighted average
  shares outstanding
  for basic earnings
  per share                           18,568          18,750           19,354
Dilutive effect of
  stock based
  benefit plans                        2,518           2,335            2,267
                                -------------   -------------    -------------
    Total dilutive
      shares
      outstanding                     21,086          21,085           21,621
                                =============   =============    =============
Basic earnings per
  Share                         $       4.18    $       3.29     $       2.64
                                =============   =============    =============
Diluted earnings per

  Share                         $       3.72    $       2.96     $       2.39
                                =============   =============    =============


--------------------------------------------------------------------------------
15. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Corporation enters into various transactions involving off-balance sheet financial instruments to meet the needs of its customers and to reduce its own exposure to interest rate risk. These transactions may be subject to credit risk. As compensation for the risks assumed, these instruments generate interest or fee revenue or expense. The controls used to monitor the credit and market risks of off-balance sheet financial instruments are consistent with those associated with the Corporation's on-balance sheet activities.

--------------------------------------------------------------------------------
Credit-Related Financial Instruments

Credit-related financial instruments include firm commitments to extend credit ("commitments") and standby letters of credit ("standbys"). The credit risk associated with these instruments varies depending on the creditworthiness of the customer and the value of any collateral held. Collateral requirements vary by type of instrument. The contractual amounts of these instruments represent the amounts at risk should the contract be fully drawn upon, the client default, and the value of any existing collateral become worthless.

     Commitments are legally binding agreements to lend to a customer that generally have fixed expiration dates or other termination clauses, may require payment of a fee and are not secured by collateral until funds are advanced. The Corporation evaluates each customer's creditworthiness on a case-by-case basis prior to approving a commitment or advancing funds under a commitment and determining the related collateral requirement. Collateral held includes marketable securities, real estate mortgages or other assets. The majority of the Corporation's commitments are related to mortgage lending to private banking clients. Commitments totaled $306.7 million and $248.9 million at December 31, 1999 and 1998, respectively.

     Standbys are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. For example, standbys are issued to satisfy margin requirements incurred by investment banking and broker/dealer financial institutions for their activities conducted on organized exchanges, or in other situations standbys guarantee performance under lease and other agreements by professional business corporations and for other purposes. The credit risk involved in issuing standbys is essentially the same as that involved in extending loans. Standbys outstanding at December 31, 1999 and 1998 amounted to $79.8 million and $87.0 million, respectively. Standbys are generally partially or fully collateralized by cash, marketable equity securities, marketable debt securities (including corporate and U.S. Treasury debt securities) and other assets.

--------------------------------------------------------------------------------
Derivative Financial Instruments

As part of its overall asset and liability management process, the Corporation utilizes Swaps as hedges. Swaps are used to ameliorate the interest rate characteristics of nontrading-related balance sheet instruments. The Corporation enters into Swaps with counterparties as a principal.

     The market values of Swaps can vary depending on movements in interest rates. The measurement of the market risks associated with Swaps is meaningful only when all related and offsetting transactions are identified. The notional or contractual amounts of Swaps are indications of the volume of transactions and do not represent amounts at risk. The amounts at risk upon default are generally limited to the unrealized market value gains of the Swaps, if any, and will vary based on changes in interest rates. The risk of default depends on the creditworthiness of the counterparty. The Corporation evaluates the creditworthiness of its counterparties as part of its normal credit review procedures.

     At December 31, 1999 and 1998, the Corporation was a counterparty to Swaps with a total notional principal amount of $1,070.0 million and $560.0 million, respectively. Outstanding Swaps had a weighted average maturity of approximately
3.3 years at December 31, 1999 and 2.4 years at December 31, 1998.

--------------------------------------------------------------------------------
16. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of financial instruments may be estimated using various valuation methodologies. Quoted market prices, when available, are used as the measure of fair value. Where quoted market prices are not available, fair values may be estimated using primarily discounted cash flow analyses and other valuation techniques. Assumptions used, principally the timing of future cash flows and the discount rate significantly affect these derived fair values. Because assumptions are inherently subjective, the estimated fair values may not be substantiated by comparison to third party evidence and may not be indicative of the value that could be realized in a sale or settlement of the financial instrument.

     A discussion of the fair value estimation methodologies used for material financial instruments follows.

--------------------------------------------------------------------------------
Securities

The estimated fair value of securities is based upon quoted bid market prices, where available, or fair value quotes obtained from third party pricing services. Securities are reported in the Consolidated Statement of Condition at estimated fair value.

--------------------------------------------------------------------------------
Loans

The estimated fair value of the Corporation's loans (primarily residential real estate mortgages) was calculated by discounting contractual cash flows adjusted for current prepayment estimates. The discount rates were based on the interest rates charged to current customers for comparable loans.

--------------------------------------------------------------------------------
Long-Term Debt

The estimated fair value of the trust preferred capital securities was obtained from quotes by third party investment bankers.

     The estimated fair value of other long-term debt was calculated using a discounted cash flow method, where the estimated cash flows considered contractual principal and interest payments. The discount rate used was the current rate for borrowings with comparable remaining maturities.

--------------------------------------------------------------------------------
Interest Rate Swap Agreements

The Corporation is the net fixed rate payor under all of its Swaps and at December 31, 1999 and 1998 had an accrued net payable of $274,000 and $908,000, respectively. The estimated fair value of Swaps is obtained from dealer quotes. These values represent the estimated amount that the Corporation would have to pay or receive to terminate the Swaps, taking into account current interest rates and, when appropriate, the current creditworthiness of the counterparties.

--------------------------------------------------------------------------------
Other Financial Instruments

The Corporation's other financial instruments are generally short-term in nature and contain negligible credit risk. These instruments consist of cash and due from banks, short-term investments, accrued interest receivable and accounts receivable, demand deposit liabilities, time deposit liabilities, short-term credit facilities and accrued interest payable and accounts payable. Consequently, carrying amounts of these assets and liabilities approximate their estimated fair value.

     The estimated fair values of the Corporation's significant, long-term financial instruments are reflected in the following table.



                                                                                                                   DECEMBER 31,
                                        ---------------------------------------------------------------------------------------
                                                                             1999                                         1998
                                        ------------------------------------------       --------------------------------------
                                          PAR VALUE/                   UNREALIZED        PAR VALUE/                  UNREALIZED
                                            NOTIONAL         FAIR            GAIN          NOTIONAL         FAIR           GAIN
(DOLLARS IN MILLIONS)                        AMOUNT*        VALUE          (LOSS)           AMOUNT*        VALUE         (LOSS)
-------------------------------------------------------------------------------------------------------------------------------
Securities..........................     $    1,101   $     1,079  $         (22)      $     1,051   $    1,058   $         7
Loans...............................          2,689         2,631            (58)            2,171        2,192            21
Long-term debt......................             63            59              4                68           70            (2)
Interest rate swap agreements.......          1,070            16             16               560          (18)          (18)
-------------------------------------------------------------------------------------------------------------------------------

* Par value is the amortized cost for securities, the carrying amount net of the allowance for credit losses for loans, the carrying amount for long-term debt and the notional amount for interest rate swaps.

--------------------------------------------------------------------------------
17. RENTAL COMMITMENTS ON PREMISES AND EQUIPMENT

Most of the Corporation's operations are conducted from premises that are leased. The initial lease periods expire between 2000 and 2020. The lease for the Corporation's headquarters building expires in 2014 and is renewable at the Corporation's option for two successive terms of ten years each at the then current market rate.

     Rent expense on operating leases for the years 1999, 1998 and 1997 was $30.0 million, $26.4 million and $30.1 million, respectively. Operating lease rent expense includes rent escalation adjustments of $6.7 million in 1999, $7.0 million in 1998 and $11.0 million in 1997 for increases in certain operating expenses of the landlords as defined in the lease agreements.

     Minimum rental commitments, including the current level of escalation costs, on non-cancelable leases as of December 31, 1999 follows.

                                                                    MINIMUM
(DOLLARS IN THOUSANDS)                                              RENTALS
----------------------------------------------------------------------------
Year ending December 31:
2000                                                      $          32,651
2001                                                                 33,083
2002                                                                 32,767
2003                                                                 32,044
2004                                                                 31,148
Later years                                                         256,237
                                                          ------------------
Total minimum payments required                           $         417,930
                                                          ==================


--------------------------------------------------------------------------------
18. CONTINGENCIES

There are various pending and threatened actions and claims against the Corporation in which the Corporation has denied liability and which it will vigorously contest. Management, after consultation with counsel, is of the opinion that the ultimate resolution of such matters is unlikely to have any future material adverse effect on the Corporation's financial position, results of operations or cash flows.

--------------------------------------------------------------------------------
19. PERFORMANCE COMPENSATION

Cash-Based Performance Compensation

The Corporation's cash-based performance compensation award plans provide for annual cash performance awards to eligible employees. The overall size of the cash-based performance compensation award is determined by the achievement of certain corporate financial objectives established by the Board of Directors at the beginning of each year. Eligible employee awards are determined on an individual basis based upon an employee's contribution to the overall success of the Corporation. Total cash-based performance compensation was $54.1 million, $38.5 million and $31.3 million in 1999, 1998 and 1997, respectively.

--------------------------------------------------------------------------------
Stock-Based Compensation

Stock-based compensation may be made in the form of Restricted Stock Units ("RSUs") or stock options. The overall size of the stock-based awards are determined by the achievement of certain corporate financial objectives established by the Board of Directors at the beginning of each year. Eligible employee awards are determined on an individual basis based upon an employee's contribution to the overall success of the Corporation. RSUs accrue dividend equivalent credits and generally cliff vest (the entire award typically vests at the end of a five year vesting period) at which time they may be converted into shares of the Parent's common stock. During 1999, the Corporation granted 125,697 RSUs with a weighted average fair value of $78.26 per unit. During 1998, 94,915 RSUs were granted with a weighted average fair value of $64.64 per unit. The fair value of a RSU is determined by averaging the high and low prices of a share of common stock of the Parent on the date of grant. The value of the grant is recorded as a component of compensation expense ratably over the vesting period. Total stock-based compensation expense which is included as a component of performance compensation in the consolidated statement of income was $4.2 million, $2.6 million and $1.1 million in 1999, 1998 and 1997, respectively. At December 31, 1999, the unamortized cost of RSUs was $12.2 million. Through December 31, 1999, the Corporation had issued 344,017 RSUs and had 202,820 RSUs available for future issuance.

     The 1995 Stock Option Plan (the "Option Plan") provides for stock option grants to eligible employees. The Option Plan authorizes the issuance of a maximum of 3,200,000 options to acquire shares of the Parent's common stock. At December 31, 1999, the Parent had 501,081 shares of common stock available for issuance. Under the Option Plan, the Corporation awards either incentive stock options or non-qualified stock options. The stock options expire ten years from the date of grant and their exercise price is not less than the fair market value of a common share on the date of grant. Awards generally vest in four equal annual installments. Options granted are issued with the exercise price at least equal to the fair market value of a common share of the Parent.

     The following is a summary of stock option transactions which occurred under the Option Plan for the three-year period ended December 31, 1999.

                                                                       WEIGHTED
                                                                        AVERAGE
                                                                       EXERCISE
                                   SHARES                                 PRICE
                                    UNDER           OPTION PRICE            PER
                                   OPTION              PER SHARE          SHARE
--------------------------------------------------------------------------------
Balance, December 31,
  1996                         1,483,576     $   20.69 - $27.63     $     22.93
  Granted                        576,350         44.69 -  56.63           47.75
  Exercised                      (40,425)        20.69 -  23.63           21.72
  Canceled                       (34,900)        20.69 -  47.88           31.10
                             -------------   --------------------   ------------
Balance, December 31,
  1997                         1,984,601         20.69 -  56.63           30.02
  Granted                        385,750         59.13 -  74.88           63.84
  Exercised                      (76,057)        20.69 -  47.88           25.62
  Canceled                       (19,439)        20.69 -  62.63           45.13
                             -------------   --------------------   ------------
Balance, December 31,
  1998                         2,274,855         20.69 -  74.88           35.78
  Granted                        455,350         63.63 -  93.72           76.39
  Exercised                     (116,938)        20.69 -  63.63           27.58
  Canceled                       (20,751)        20.69 -  75.75           53.67
                             -------------   --------------------   ------------
Balance, December 31,
  1999                         2,592,516     $   20.69 - $93.72     $     43.13
                             =============   ====================   ============

Options outstanding at December 31, 1999 are further detailed in the following table:

                                                                    REMAINING
         SHARES                                                      WEIGHTED
          UNDER                   OPTION PRICE                        AVERAGE
         OPTION                      PER SHARE                           LIFE
------------------------------------------------------------------------------
      1,253,796               $20.69 -- $27.63                      5.9 Years
        518,317                44.69 --  59.13                      7.2 Years
        795,403                62.63 --  78.28                      8.7 Years
         25,000                82.25 --  93.72                      9.4 Years
    ------------
      2,592,516
    ============


--------------------------------------------------------------------------------
The number of options exercisable and their weighted average exercise price for the three-year period ended December 31, 1999 are detailed in the following table:



                           DECEMBER 31,         DECEMBER 31,         DECEMBER 31,
                                  1999                 1998                 1997
---------------------------------------------------------------------------------
Options
    exercisable               1,046,975             693,020               351,493
                        ================      ==============       ===============
Weighted
  average
  exercise
  price of
  exercisable
  options               $         31.82       $       26.86        $        21.63
                        ================      ==============       ===============


The fair value of each option grant is estimated using the Black-Scholes option pricing model. The weighted average assumptions used for grants made in 1999, 1998 and 1997 are as follows:


                                      1999            1998            1997
                                    GRANTS          GRANTS          GRANTS
------------------------------------------------------------------------------
Dividend yield                        1.1%             2.6%           2.7%
Expected volatility                  29.4%            24.7%          22.2%
Risk-free interest
  rate                                4.6%             5.6%           6.4%
Expected option life               5 Years          5 Years        5 Years

The weighted average fair value of options granted in 1999, 1998 and 1997 was $23.30 per option, $15.45 per option and $11.25 per option, respectively. If compensation cost for the Corporation's Option Plan had been recorded based on the fair value at grant date and recognized over the vesting period of the award, the impact on the Corporation's net income and earnings per share would have been as follows:


                                                           AS            PRO
(DOLLARS IN THOUSANDS)                                REPORTED         FORMA
------------------------------------------------------------------------------
For the year ended
  December 31, 1999:
  Net income                                   $       77,569   $     72,773
  Diluted earnings per share                   $         3.72   $       3.49
For the year ended
  December 31, 1998:
  Net income                                   $       61,667   $     58,256
  Diluted earnings per share                   $         2.96   $       2.80
For the year ended
  December 31, 1997:
  Net income                                   $       51,032   $     48,327
  Diluted earnings per share                   $         2.39   $       2.26

-----------------------------------------------------------------------------

EMPLOYEE STOCK PURCHASE PLAN

The Employee Stock Purchase Plan ("ESPP"), which commenced on January 1, 1999, permits eligible employees to deduct between one and ten percent of their base pay on an after-tax basis to purchase shares under the ESPP, subject to a limit of $25,000 in any calendar year. The per-share purchase price is the lower of 85% of the fair market value on the first or the last day of the applicable offering period. Up to 350,000 shares of common stock have been authorized for issuance under the ESPP. As of December 31, 1999, 61,802 shares were purchased by ESPP. The fair value of shares issued to the ESPP exceeded the proceeds received by the Corporation by $1.0 million. The ESPP is non-compensatory in nature and accordingly, no charge to earnings was recorded.

--------------------------------------------------------------------------------
20. RETIREMENT AND OTHER EMPLOYEE BENEFIT PLANS

Deferred Contribution Plan

The Corporation sponsors a 401(k) Plan and ESOP covering all employees who satisfy the specified service requirement.

     On February 1, 1999 the final debt service payment on the ESOP debt was made (see Note 11 to Notes to the Consolidated Financial Statements) and all remaining shares were allocated to eligible participants. As of December 31, 1999 the ESOP held a total of 1,517,836 shares of the Parent's common stock. Dividends on ESOP shares used for debt repayment were $0.3 million, $1.2 million and $1.1 million in 1999, 1998 and 1997, respectively.

     Dividends declared on ESOP shares are recorded as deductions from retained earnings. The Corporation receives a tax benefit for dividends paid on ESOP shares. These tax benefits are recorded in the Consolidated Statement of Income as a reduction of income tax expense. For earnings per share purposes, shares held by the ESOP are considered to be outstanding.

     Employees can participate in the 401(k) plan by making contributions, on a tax-deferred basis, up to the maximum annual amount allowed by law. The Corporation matched the employees' contribution at the rate of 60% of the first 5% of each participant's eligible compensation contributed to the 401(k) plan. The provisions of the 401(k) plan which provide for the company match became effective as of January 1, 1999. The Corporation's match is made in the form of the Corporation's common stock. For the year ended December 31, 1999, approximately 33,260 shares were credited to participant's accounts. The cost of the employer matching contribution ($2.7 million) was included in Other
Employee Benefits expense based upon the fair value of the Parent's common stock at December 31, 1999.

--------------------------------------------------------------------------------
PENSION AND OTHER POSTRETIREMENT BENEFITS

The Corporation provides pension and other postretirement benefits to qualifying employees.

     The pension plan is a trusteed, noncontributory, qualified defined benefit pension plan that provides pension benefits to substantially all employees. Benefits are based upon years of service, average compensation over the final years of service and the social security covered compensation. The Corporation's funding policy is consistent with the funding requirements of Federal laws and regulations. The pension plan's investment assets are managed by the Trust Company. The pension plan's investment assets principally are invested in shares of various domestic and international equity, fixed income and money market portfolios of the Excelsior Series of mutual funds. The Trust Company is the investment advisor of the Excelsior funds.

     The Corporation uses the projected unit credit cost method to compute the vested benefit obligation, where the vested benefit obligation is the actuarial present value of the vested benefits to which the employee is entitled based on the employee's expected date of separation or retirement.

     The Corporation provides certain health care and life insurance benefits for all employees, certain qualifying retired employees and their dependents. Postretirement medical and life insurance benefits are accrued during the years that the employee renders service to reflect the expected cost of providing health care and life insurance and other benefits to an employee upon retirement.

     The following table summarizes the components of retirement and postretirement benefit expenses (credits), the funded status of the Corporation's qualified retirement plan, changes in the benefit obligations related to these plans and the major assumptions used to determine these amounts.

                                                       1999                                1998                               1997
                           ---------------------------------   ---------------------------------  ----------------------------------
                            Pension     Health &                Pension    Health &                 Pension     Health &
                               Plan         Life      Total        Plan        Life       Total        Plan         Life      Total
------------------------------------------------------------   ---------------------------------  ----------------------------------
Components of expense
  (credit):
  Service cost and
    expenses.............  $  9,119     $    238   $  9,357    $  6,617   $     278   $   6,895   $   5,402    $     309   $  5,711
  Interest cost..........    14,601        1,394     15,995      14,077       1,779      15,856      12,458        2,182     14,640
  Amortization of prior
    service cost.........        87         (391)      (304)        177        (391)       (214)        177         (391)      (214)
  Actual return on plan
    assets...............   (84,668)         --     (84,668)    (46,341)        --      (46,341)    (45,135)         --     (45,135)
  Other net amortizations
    and deferrals(1).....    58,987           34     59,021      30,541      (6,759)     23,782      24,455          285     24,740
  Special termination
    benefits charge......       193           --        193          --          --          --          --           --         --
                           ----------   ---------- ---------   ---------- ----------- ----------  -----------  ----------- ---------
    Net expense
      (credit) (2) ......  $ (1,681)    $  1,275   $   (406)   $  5,071   $  (5,093)  $     (22)  $  (2,643)   $   2,385   $   (258)
                           ==========   ========== =========   ========== =========== ==========  ===========  =========== =========


Change in plan assets:
  Fair value of plan assets
  at beginning of year...  $291,128     $    --               $ 253,442        --                 $ 216,070        --
  Actual return on plan
    assets...............    84,668          --                  46,341        --                    45,135        --
  Employer
    contribution.........       --         1,630                    --       1,666                      --       1,688
  Benefits and expenses
    paid.................    (9,008)      (1,630)                (8,655)    (1,666)                  (7,763)    (1,688)
                           ----------   ----------             ---------  -----------             -----------  -----------
  Fair value of plan assets
    at end  of year......  $366,788     $     --              $  291,128  $     --                $  253,442   $     --
                           ----------   ----------             ---------  -----------             -----------  -----------
Change in benefit
  obligation:
  Benefit obligation at
    beginning of year....   220,715       20,821                192,352      31,940                 170,045       26,660
  Service cost...........     8,919          238                  6,417         278                   5,402          309
  Interest cost..........    14,601        1,394                 14,077       1,779                  12,458        2,182
  Actuarial (gain)/

    loss(1)..............   (34,850)      (1,822)                16,327     (11,510)                 10,071        4,477
  Benefits paid..........    (8,717)      (1,630)                (8,458)     (1,666)                 (7,763)      (1,688)
  Amendments.............      (474)         --                      --         --                    2,139          --
  Special termination
    benefits charge......       193           --                     --          --                      --          --
                           ----------   ----------             ---------- -----------             -----------  -----------
  Benefit obligation at

    end of year..........  $200,387     $ 19,001               $220,715   $  20,821               $ 192,352    $  31,940
                           ----------   ----------             ---------- -----------             -----------  -----------
Prepaid/(accrued) cost:
  Excess of plan assets
    over benefit
    obligation...........   166,401      (19,001)                70,413     (20,821)                 61,090      (31,940)
  Unrecognized cumulative
    net (gains) losses...  (136,391)      (1,261)               (40,246)        595                 (23,630)       5,346
  Unrecognized prior
    service cost.........       978       (1,582)                 1,539      (1,973)                  1,716       (2,364)
  Unrecognized net
    liability (asset) at
    date of initial
    application..........    (4,797)         --                  (7,196)         --                  (9,595)         --
                           ----------   ----------             ---------  -----------             -----------  ----------
  Prepaid (accrued)
    cost.................  $ 26,191     $(21,844)              $ 24,510   $ (22,199)              $  29,581    $ (28,958)
                           ==========   ==========             =========  ===========             ===========  ==========
Discount rate............      8.00%        8.00%                  6.75%       6.75%                   7.00%        7.00%
Rate of increase
  in salary (3)                6.00%        6.00%                  6.00%       6.00%                   4.50%        4.50%
Health care cost
  trend rate.............       N/A         8.50%                   N/A        9.00%                    N/A        11.30%
Expected rate of return
  on plan assets.........      9.00%         N/A                   9.00%        N/A                    9.00%         N/A

--------------------------------------------------------------------------------
(1) Pension plan expense in 1998 includes a charge of $7.3 million arising from the actuarial recalculation of certain benefit obligations. Health & Life other net amortization and deferrals for the year ended December 31, 1998 includes a $7.3 million gain reflecting an actuarial gain arising from a change in actuarial assumptions with regard to future retiree medical claims.

(2) The pension expense (credit) and postretirement benefit expense are determined using the assumptions as of the beginning of the year. The benefit obligations and the funded status are determined using the assumptions as of the end of the year.


(3) The rate of increase in compensation is based on an age-related table with assumed rates of increase in compensation ranging from 9.0% to 3.5%. The amount shown is the average assumed rate of increase for the given plan year.

The assumed rate of future increases in per capita cost of health care benefits (the health care cost trend rate) is 8.5% in 1999, decreasing gradually to 5.5% in the year 2005. A one percentage point change in the assumed health care cost trend rates would have the following effects:


                                                      1%             1%
(DOLLARS IN THOUSANDS)                           INCREASE       DECREASE
----------------------------------------------------------------------------
1999:
Effect on total of service and
  interest cost components                     $       17     $     (16)
Effect on postretirement benefit
  obligation                                   $      208     $    (217)
1998:
Effect on total of service and
  interest cost components                     $       26     $     (26)
Effect on postretirement benefit
  obligation                                   $      317     $    (333)
 1997:
Effect on total of service and
  interest cost components                     $       80     $     (80)
Effect on postretirement benefit
  obligation                                   $      950     $    (998)

In addition to the pension plan, the Corporation also maintains an unfunded, non-trusteed, non-contributory, non-qualified retirement plan ("BEP") for participants whose retirement benefits under the qualified plan exceed Federal tax law limits. As of January 1, 1997, the Corporation amended this non-qualified plan to change the Plan from a "defined benefit" to a "defined contribution" type of plan. The Corporation's accrued liability for the BEP was $13.8 million, $11.5 million and $9.3 at December 31, 1999, December 31, 1998 and December 31, 1997, respectively.


--------------------------------------------------------------------------------
21. PARENT COMPANY ONLY AND REGULATORY MATTERS

Condensed statements of income, condition and cash flows for the Parent follow:

U. S. TRUST CORPORATION (PARENT COMPANY ONLY)
STATEMENT OF INCOME

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                      YEARS ENDED DECEMBER 31,
                                                 ------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                      1999                          1998                           1997
-------------------------------------------------------------------------------------------------------------------------------
Income:
  Equity in Net Income of Subsidiaries:
     Banks....................................   $        85,508              $         71,525               $         56,254
     Non-Banks................................            (1,758)                         (206)                          (212)
  Interest Revenue............................               442                         1,066                          1,433
  Other Income................................               142                           138                            130
                                                 -----------------            -------------------            ------------------
Total Income..................................            84,334                        72,523                         57,605
                                                 -----------------            -------------------            ------------------
Expenses:
  Interest Expense............................             5,117                         4,983                          4,705
  Professional Fees...........................               996                         7,450                            367
  Other Operating Expense.....................             5,534                         6,753                          4,832
                                                 -----------------            -------------------            ------------------
Total Expenses................................            11,647                        19,186                          9,904
                                                 -----------------            -------------------            ------------------
Income Before Income Taxes....................            72,687                        53,337                         47,701
Income Taxes (Benefits).......................            (4,882)                       (8,330)                        (3,331)
                                                 -----------------            -------------------            ------------------
Net Income....................................   $        77,569              $         61,667               $         51,032
                                                 =================            ===================            ==================

--------------------------------------------------------------------------------
U. S. TRUST CORPORATION (PARENT COMPANY ONLY)
STATEMENT OF CONDITION
--------------------------------------------------------------------------------

                                                                                                 DECEMBER 31,
                                                                   -------------------------------------------
(DOLLARS IN THOUSANDS)                                                          1999                     1998
--------------------------------------------------------------------------------------------------------------
ASSETS
Equity Investments in Subsidiaries:
  Banks........................................................    $       337,217            $      306,079
  Non-Banks....................................................             39,666                       734
                                                                   ------------------         ----------------
Total Equity Investments in Subsidiaries.......................            376,883                   306,813
Short-Term Investments.........................................             21,142                    25,503
Securities.....................................................                578                     1,042
Other Assets...................................................            115,455                   100,335
                                                                   ------------------         ----------------
Total Assets...................................................    $       514,058            $      433,693
                                                                   ==================         ================
LIABILITIES
Short-Term Credit Facilities...................................    $        35,000            $       20,000
Other Liabilities..............................................            125,670                   113,738
Long-Term Debt(1)..............................................             51,547                    55,320
                                                                   ------------------         ----------------
Total Liabilities..............................................            212,217                   189,058
                                                                   ------------------         ----------------
TOTAL STOCKHOLDERS' EQUITY.....................................            301,841                   244,635
                                                                   ------------------         ----------------
Total Liabilities and Stockholders' Equity.....................    $       514,058            $      433,693
                                                                   ==================         ================

--------------------------------------------------------------------------------
(1) Includes the 8.414% Trust Preferred Capital Securities. Refer to Notes to the Consolidated Financial Statements No. 11.

U. S. TRUST CORPORATION (PARENT COMPANY ONLY)
STATEMENT OF CASH FLOWS

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         YEARS ENDED DECEMBER 31,
                                                             ---------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                                 1999                     1998                      1997
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income..............................................     $        77,569         $          61,667         $          51,032
Adjustments to Reconcile Net Income to Net Cash
  Provided By Operating Activities:
  Equity in Net (Income) of Subsidiaries................             (83,750)                  (71,319)                  (56,042)
  Dividends Received from Subsidiaries..................              41,000                    51,000                    53,000
  Deferred Income Taxes.................................               1,834                      (739)                     (849)
  Net Change in Other Assets............................             (12,486)                  (14,571)                  (20,025)
  Net Change in Other Liabilities.......................              13,283                    20,661                    12,240
  Other, Net............................................               4,741                     1,735                     1,345
                                                             ------------------      -------------------       -------------------
Net Cash Provided by Operating Activities...............              42,191                    48,434                    40,701
                                                             ------------------      -------------------       -------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in Subsidiaries.............................                 576                      (240)                   (8,000)
Net Change in Short-Term Investments....................               4,361                   (17,502)                    2,729
Securities:
  Proceeds from Sales...................................                 464                    18,157                        --
  Purchases.............................................                 --                         --                   (17,539)
Principal Payment from ESOP.............................               3,773                     3,481                     3,214
Other, Net..............................................                  --                       525                    (1,547)
                                                             ------------------      -------------------       -------------------
Net Cash Provided by (Used in) Investing Activities.....               9,174                    4,421                    (21,143)
                                                             ------------------      -------------------       -------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net Change in Short-Term Credit Facilities..............              15,000                    20,000                   (17,000)
Issuance of Long-Term Debt..............................                 --                         --                    51,547
Repayment of Long-Term Debt.............................              (3,773)                   (3,481)                   (3,214)
Issuance of Common Stock................................               6,937                     1,767                       755
Purchases of Treasury Stock.............................             (53,924)                  (58,173)                  (40,492)
Dividends Paid..........................................             (15,605)                  (12,973)                  (11,149)
                                                             ------------------      -------------------       -------------------
Net Cash (Used in) Financing Activities.................             (51,365)                  (52,860)                  (19,553)
                                                             ------------------      -------------------       -------------------
Net Change in Cash and Cash Equivalents.................                  --                        (5)                        5
Cash and Cash Equivalents at Beginning of Year..........                  --                         5                        --
                                                             ------------------      -------------------       -------------------
Cash and Cash Equivalents at End of Year................     $            --         $              --         $               5
                                                             ==================      ===================       ===================
Income Taxes Paid.......................................     $        41,100         $          39,818         $          30,289
Interest Expense Paid...................................               5,529                     5,157                     3,173

The Parent's banking subsidiaries are subject to limitations on the amount of dividends they can pay to the Parent without prior approval of the bank regulatory authorities. As of January 1, 2000, the Parent's banking subsidiaries can declare, in aggregate, dividends of approximately $77.1 million without prior regulatory approval.

     There are various statutory and regulatory limitations on the extent to which banking subsidiaries of the Parent can finance or otherwise transfer funds to the Parent or its nonbanking subsidiaries. These "covered transactions" are limited to 20% of all bank subsidiary's regulatory capital and surplus and covered transactions with any one such affiliate are limited to 10% of a bank subsidiary's regulatory capital and surplus. Covered transactions include, among other things, loans and extensions of credit to, purchases of assets from, and guarantees, acceptances, and letters of credit issued on behalf of, an affiliate. Such covered transactions must be collateralized by qualifying collateral as defined by applicable law.

     The Federal Reserve Board, the Corporation's primary federal regulator, establishes regulatory capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory and discretionary actions by the Federal Reserve Board that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines set by the Federal Reserve Board, banks and bank holding companies must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital requirements and classifications are also subject to qualitative judgments by the Federal Reserve Board about components, risk weightings and other factors. The capital of the Corporation and its subsidiaries exceeded minimum requirements at December 31, 1999.

     The following table sets forth the Corporation's and Trust Company's regulatory capital and ratios as of December 31, 1999 and 1998.


                                                    AS OF DECEMBER 31,                         AS OF DECEMBER 31,
                                                                 1999                                       1998
                                  -------------------------------------        -----------------------------------
(DOLLARS IN THOUSANDS)            AMOUNT                       RATE(a)         AMOUNT                     RATE(a)
-----------------------------------------------------------------------------------------------------------------
Tier 1 capital:
  Corporation.................    $       272,044               11.8%          $       235,835             12.0%
  Trust Company...............            186,360                9.7%                  158,806              9.7%
Total capital:
  Corporation.................            292,213               12.7%                  255,249             13.0%
  Trust Company...............            204,153               10.7%                  176,005             10.7%
Leverage:
  Corporation.................            272,044                6.2%                  235,835              6.2%
  Trust Company...............            186,360                5.4%                  158,806              5.1%
-----------------------------------------------------------------------------------------------------------------

(a) Minimum tier 1 capital, total capital and tier 1 leverage ratios are 4%, 8% and 3%-5%, respectively, for bank holding companies and banks.


Under the prompt corrective action provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), five capital categories were established for banks. Pursuant to that statute, the federal bank regulatory agencies have specifically defined these categories by determining that a bank is well capitalized if it maintains a tier 1 capital ratio of at least 6%, a total capital ratio of at least 10% and a leverage ratio of at least 5%.

     The Federal Reserve Board has also adopted these same thresholds for the tier 1 capital ratio and total capital ratio in defining a well capitalized bank holding company. The well capitalized threshold for the leverage ratio may be set at 3% to 5%, depending on other regulatory criteria.

     Based on their respective regulatory capital ratios at December 31, 1999 and December 31, 1998, the Corporation and its subsidiaries are well capitalized. There are no conditions or events that management believes have changed the Corporation's and subsidiaries well-capitalized status.

22. QUARTERLY CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

  -------------------------------------------------------------------------------------------------------------------------
                                                                       1999                                           1998
                              -----------------------------------------------   -------------------------------------------
  (DOLLARS IN THOUSANDS,         FOURTH       THIRD      SECOND       FIRST       FOURTH      THIRD       SECOND      FIRST
  EXCEPT PER SHARE AMOUNTS)     QUARTER     QUARTER     QUARTER     QUARTER      QUARTER   QUARTER       QUARTER   QUARTER
  --------------------------------------------------------------------------------------------------------------------------

  Fee revenue................. $115,924    $103,478    $105,095      $99,970     $88,814     $88,892     $83,293    $78,620
  Net interest revenue........   30,644      28,557      29,008       28,921      27,282      24,690      24,704     25,354
                              ----------  ----------  ----------  -----------  ----------  ----------  ----------  ---------
  Total revenue...............  146,568     132,035     134,103      128,891     116,096     113,582     107,997    103,974
  Operating expense...........  113,530     100,021     101,803       98,567      90,199      87,545      82,927     79,884
                              ----------  ----------  ----------  -----------  ----------  ----------  ----------  ---------
  Income before income taxes..   33,038      32,014      32,300       30,324      25,897      26,037      25,070     24,090
  Income taxes................   12,885      12,485      12,759       11,978      10,100      10,155       9,777      9,395
                              ----------  ----------  ----------  -----------  ----------  ----------  ----------  ---------
  Net income..................  $20,153     $19,529     $19,541      $18,346     $15,797     $15,882     $15,293    $14,695
                              ==========  ==========  ==========  ===========  ==========  ==========  ==========  =========
  Earnings per share:
    Basic earnings per share..    $1.08       $1.05       $1.05        $0.99       $0.85       $0.85       $0.81      $0.78
                              ----------  ----------  ----------  -----------  ----------  ----------  ----------  ---------
    Diluted earnings per share    $0.96       $0.93       $0.93        $0.88       $0.76       $0.76       $0.73      $0.70
                              ----------  ----------  ----------  -----------  ----------  ----------  ----------  ---------
  Stock price high............   $85.13      $94.88      $95.50       $84.00      $76.75      $84.13      $77.50     $66.50
  Stock price low.............    72.50       76.75       71.59        70.75       46.75       58.88       64.00      56.63
  Cash dividends declared.....     0.22        0.22        0.22         0.22        0.18        0.18        0.18       0.18

Since April 23, 1999, the common shares of the Parent have been listed on the New York Stock Exchange. Prior to this the common shares of the Parent were traded on the Nasdaq national market. As of January 1, 2000, there were 1,890 record holders of the Parent's common shares.

23.  OPERATING SEGMENTS
As of December 31, 1998, U.S. Trust adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." U.S. Trust has two lines of business as defined by the Statement, which are Personal Wealth Management and Institutional. Personal is further subdivided into New York and National Wealth Management.

    Further financial information by segment is contained within the "Businesses of U.S. Trust " section of Management's Discussion and Analysis.

The following is a summary of the lines of business operating results for the year ended December 31,

                            NEW YORK                    NATIONAL               INSTITUTIONAL                 TOTAL
                    --------------------------   ------------------------  ----------------------  ----------------------------
(DOLLARS IN
MILLIONS) (1)        1999     1998     1997       1999     1998    1997      1999    1998    1997      1999     1998      1997
----------------------------------------------   ------------------------  ----------------------  ----------------------------

Total Revenue......    $309     $255     $221       $132     $92     $70     $100     $95    $82       $542     $442      $373
                     ------   ------   ------     ------    ----    ----     ----    ----   ----     ------   ------    ------
Income Before
Income Tax.........     $90      $69      $57        $10      $9      $8      $27     $24    $19       $128     $101       $84
                     ------   ------   ------     ------    ----    ----     ----    ----   ----     ------   ------    ------
Total Assets.......  $3,710   $3,069   $2,936     $1,182    $973    $767     $131    $101   $112     $5,023   $4,143    $3,815
                     ------   ------   ------     ------    ----    ----     ----    ----   ----     ------   ------    ------
-------------------------------------------------------------------------------------------------------------------------------

(1) Columns may not tally due to rounding.

REPORT OF INDEPENDENT ACCOUNTANTS

January 31, 2000

To the Board of Directors and Stockholders of U.S. Trust Corporation:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of U.S. Trust Corporation and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                                      LOGO

                                                      PricewaterhouseCoopers LLP

                                EXHIBIT NO. 99.6

                      FINANCIAL AND OTHER DATA SUPPLEMENT
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA

------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS,                                                                           YEARS ENDED DECEMBER 31,
                                                      ------------------------------------------------------------------
EXCEPT PER SHARE AMOUNTS) (1)(2)(3)                      1999         1998          1997          1996          1995(4)
------------------------------------------------------------------------------------------------------------------------
Fee revenue.................................          $  424.5     $  339.6    $    281.7     $   244.2      $   215.3
Fee revenue - processing
  business(4)...............................                --           --           --             --           66.1
Net interest revenue and other
  income....................................             117.1        102.0          91.1          78.5          103.4
                                                      ---------    --------    -----------    -----------    -----------
Total revenue...............................             541.6        441.6         372.8         322.7          384.8
Operating expenses..........................             413.9        340.6         289.2         253.5          322.6
Restructuring costs(4)......................              --           --            --            --            155.6
                                                      ---------    --------    -----------    -----------    -----------
Income (loss)
  before income taxes.......................             127.7        101.1          83.7          69.3          (93.4)
Income taxes................................              50.1         39.4          32.6          28.4          (42.9)
                                                      ---------    --------    -----------    -----------    -----------
Net income (loss)...........................          $   77.6     $   61.7    $     51.0     $    40.9      $   (50.5)
                                                      =========    ========    ===========    ===========    ===========

Basic earnings (loss) per share.............          $   4.18     $   3.29    $     2.64     $    2.09      $   (2.62)
Diluted earnings (loss) per
  share.....................................              3.72         2.96          2.39          1.95          (2.62)
Cash dividends declared
  per share.................................              0.88         0.72          0.60          0.50           0.63
Dividend pay-out ratio......................             23.66%       24.32%        25.10%        25.64%           N/M
------------------------------------------------------------------------------------------------------------------------
At December 31:
Assets under management(3)
  Investment management.....................          $   73.8     $   61.3    $     47.3     $    38.0      $    33.5
  Special fiduciary.........................              12.3         13.7          13.9          15.3           13.9
Assets under administration(3)..............             362.6        326.5         268.7         232.3          203.8
Total assets................................             5,023        4,143         3,815         3,477          2,573
Trust preferred capital securities
  and long-term debt........................              63.0         67.8          72.3          26.5           29.4
Return on average stockholders'
     equity.................................             29.22%       26.20%        22.75%        20.99%        (23.10)%
Return on average total assets..............              1.85%        1.68%         1.49%         1.42%         (1.52)%
Average stockholders' equity as a
  percentage of average total
  assets....................................              6.35%        6.42%         6.54%         6.76%          6.60 %

--------------------------------------------------------------------------------
(1)Columns may not tally due to rounding.
(2)All earnings per share and common stock disclosures in this report have been adjusted for a two-for-one stock split effected in the form of a stock dividend distributed on February 21, 1997.
(3)Assets under Management and Assets under Administration are expressed in billions.
(4)The year ended December 31, 1995 includes revenues generated by the processing businesses sold on September 1, 1995, to The Chase Manhattan Corporation. This period also includes $86.9 million (after-taxes) of restructuring charges.

ANALYSIS OF CHANGE IN NET INTEREST REVENUE
The following table, on a taxable equivalent basis, is an analysis of the year-to-year changes in the categories of interest revenue and interest expense resulting from changes in volume and rate.

                                                           1999 COMPARED TO 1998                     1998 COMPARED TO 1997
                                                      INCREASE (DECREASE) DUE TO                INCREASE (DECREASE) DUE TO
                                                                      CHANGE IN:                                CHANGE IN:
                                             ------------------------------------------------------------------------------
                                             AVERAGE      AVERAGE                      AVERAGE        AVERAGE
(DOLLARS IN THOUSANDS)                       BALANCE         RATE         TOTAL        BALANCE           RATE        TOTAL
---------------------------------------------------------------------------------------------------------------------------
Interest earning assets:
Short-term investments.................... $     274    $   (755)     $    (481)     $   6,023    $      (415)   $   5,608
Loans(1)(2)...............................    32,659      (7,638)        25,021         18,074         (2,014)      16,060
Securities(3):
  U.S. government obligations.............    (9,329)       (342)        (9,671)        (7,285)           615       (6,670)
  Federal agency obligations..............     8,160      (1,390)         6,770         (1,703)        (1,702)      (3,405)
  State and municipal obligations.........     1,805        (535)         1,270            765         (1,040)        (275)
  Collateralized mortgage obligations.....      (277)        (62)          (339)          (431)            18         (413)
  Other securities........................       516        (130)           386            404            382          786
                                           -----------  ------------  ----------    -----------   ------------  -----------
Total securities..........................       875      (2,459)        (1,584)        (8,250)        (1,727)      (9,977)
                                           -----------  ------------  ----------    -----------   ------------  -----------
Total interest earning assets.............    33,808     (10,852)        22,956         15,847         (4,156)      11,691
                                           -----------  ------------  ----------    -----------   ------------  -----------
Interest bearing sources of funds:
Interest bearing deposits.................    19,643     (10,000)         9,643         13,371         (5,148)       8,223
Short-term credit facilities..............    (1,083)       (474)        (1,557)        (6,195)          (764)      (6,959)
Trust preferred capital securities........        --          --             --            312             65          377
Long-term debt............................      (332)        (55)          (387)          (353)           (33)        (386)
                                           -----------  ------------  ----------    -----------   ------------  -----------
Total sources on which interest is paid...    18,228     (10,529)         7,699          7,135         (5,880)       1,255
                                           -----------  ------------  ----------    -----------   ------------  -----------
Change in net interest income- taxable
  equivalent basis........................ $  15,580    $   (323)     $  15,257     $    8,712    $     1,724    $  10,436
                                           ===========  ------------                ===========   ------------
Tax equivalent adjustment.................                                 (770)                                       531
                                                                      ----------                                -----------
Change in net interest income.............                            $  14,487                                  $  10,967
                                                                      ==========                                ===========

--------------------------------------------------------------------------------
Changes that are not due solely to volume or rate have been allocated ratably to their respective categories.

(1) The average principal balances of non-accrual and reduced rate loans are included in the above figures.
(2) Loans include the Loan to ESOP, which had an average balance of $4.0 million in 1998, $7.5 million in 1997 and was paid off in the first quarter of 1999.
(3) The average balance and average rate for securities available for sale has been calculated using their amortized cost.

THREE-YEAR NET INTEREST REVENUE (TAX EQUIVALENT BASIS) AND AVERAGE BALANCES FOR THE YEARS ENDED DECEMBER 31,

---------------------------------------------------------------------------------------------------------------------
                                                                                                                 1999
                                                                         ------------------------------------------------
                                                                            AVERAGE                           AVERAGE
(DOLLARS IN THOUSANDS)                                                      BALANCE          INTEREST           RATE
-------------------------------------------------------------------------------------------------------------------------
ASSETS
Short-term investments and deposits with banks.......................      $  245,570          $ 12,269          5.00%
Securities(1)(2).....................................................       1,049,060            63,817          6.08
Loans(3)(4)..........................................................       2,404,082           174,514          7.26
                                                                         ------------          --------
Total interest earning assets........................................       3,698,712           250,600          6.77
                                                                         ------------          --------

Allowance for credit losses..........................................         (19,721)
Cash and due from banks..............................................          74,500
Other assets.........................................................         429,461
                                                                         ------------
Total Assets.........................................................       4,182,952
                                                                         ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest bearing deposits............................................       2,779,141           117,489          4.23
Short-term credit facilities.........................................         146,523             7,198          4.91
Long-term credit facilities..........................................          63,430             5,129          8.09
                                                                         ------------          --------
Total sources on which interest is paid..............................       2,989,094           129,816          4.34
                                                                         ------------          --------
Non-interest bearing deposits........................................         641,437
Other liabilities....................................................         286,973
Stockholders' equity.................................................         265,448
                                                                         ------------
Total Liabilities and Stockholders' equity...........................       4,182,952
                                                                         ============

Net interest revenue-taxable equivalent basis........................                           120,784
Net free funds(4)....................................................      $  709,618
                                                                         ============
Provision for credit losses..........................................                                --
Tax equivalent adjustment(2).........................................                            (3,671)
Securities gain, net.................................................                                17
                                                                                               --------
Net interest revenue.................................................                          $117,130
                                                                                               ========
Net yield on interest earning assets.................................                                            3.26

--------------------------------------------------------------------------------
(1) The average balance and average rate for securities available for sale has been calculated using their amortized cost.
(2) Yields on state and municipal obligations are stated on a taxable equivalent basis, employing the Federal statutory income tax rate adjusted for the effect of state and local taxes, resulting in a marginal tax rate of approximately 47% for 1999, 1998 and 1997.
(3) The average principal balances of non-accrual and reduced rate loans are included in the above figures.
(4) Loans and Stockholders' Equity include the Loan to ESOP, which had an average balance of $4.0 million in 1998 and $7.5 million in 1997 was paid off in the first quarter of 1999.

--------------------------------------------------------------------------------------------------------------------
                                             1998                                                             1997
--------------------------------------------------------------------------------------------------------------------
      AVERAGE                             AVERAGE                    AVERAGE                               AVERAGE
      BALANCE          INTEREST              RATE                    BALANCE          INTEREST                RATE
--------------------------------------------------------------------------------------------------------------------
$     240,402         $  12,750               5.30%            $     130,418         $   7,142                 5.48%
    1,043,323            65,401               6.27                 1,178,346            75,378                 6.40
    1,973,027           149,493               7.58                 1,737,652           133,433                 7.68
--------------        -----------                              --------------        -----------
    3,256,752           227,644               6.99                 3,046,416           215,953                 7.09
--------------        -----------                              --------------        -----------
      (18,960)                                                       (17,608)
       62,047                                                         68,795
      371,429                                                        339,491
--------------                                                 --------------
    3,671,268                                                      3,437,094
==============                                                 ==============

    2,350,945           107,846               4.59                 2,072,750            99,623                 4.81
      168,156             8,755               5.21                   286,451            15,714                 5.49
       68,396             5,516               8.06                    69,754             5,525                 7.92
--------------        -----------                              --------------        -----------
    2,587,497           122,117               4.72                 2,428,955           120,862                 4.98
--------------        -----------                              --------------        -----------
      571,928                                                        527,206
      272,427                                                        249,128
      239,416                                                        231,805
--------------                                                 --------------
    3,671,268                                                      3,437,094
==============                                                 ==============
                        105,527                                                         95,091
$     669,255                                                  $     617,461
==============                                                 ==============
                           (600)                                                          (750)
                         (2,901)                                                        (3,432)
                              4                                                            216
                      -----------                                                    -----------
                      $ 102,030                                                      $  91,125
                      ===========                                                    ===========
                                              3.24                                                             3.12
--------------------------------------------------------------------------------------------------------------------

LOANS

--------------------------------------------------------------------------------------------------------------------------
                                                                                 1-5
(DOLLARS IN THOUSANDS)                                         WITHIN 1 YEAR    YEARS      OVER 5 YEARS           TOTAL
--------------------------------------------------------------------------------------------------------------------------
Maturity schedule of loans at December 31, 1999:
Private banking:
  Residential real estate mortgages(1)....................... $    89,892     $  161,262   $     1,733,578   $   1,984,732
  Other......................................................     607,678         32,801            23,498         663,977
                                                              -------------   -----------  ----------------  --------------
Total private banking loans..................................     697,570        194,063         1,757,076       2,648,709
                                                              -------------   -----------  ----------------  --------------
Loans to financial institutions for purchasing and carrying
securities...................................................      57,686            --                --           57,686
All other....................................................         159            525             2,296           2,980
                                                              -------------   ------------ ----------------   --------------
  Total...................................................... $   755,415     $  194,588   $     1,759,372   $   2,709,375
                                                              =============   ============ =================  ==============
Interest sensitivity of loans at December 31, 1999:
Loans with predetermined interest rates......................                 $  158,489   $     1,095,097   $   1,253,586
Loans with floating or adjustable interest rates.............                     36,099           664,275         700,374
                                                                              -----------  ----------------  --------------
  Total......................................................                 $  194,588   $     1,759,372   $   1,953,960
                                                                              ===========  ================  ==============


--------------------------------------------------------------------------------
(1)Maturities are based upon the contractual terms of the loans.
--------------------------------------------------------------------------------

SUMMARY OF CREDIT LOSS EXPERIENCE

----------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                      1999           1998          1997           1996         1995
----------------------------------------------------------------------------------------------------------------------------
Average loans.....................................    $ 2,404,082   $ 1,968,978   $ 1,730,134    $ 1,511,527   $ 1,354,975
Allowance to period end loans.....................          0.74%         0.89%         0.94%          0.99%         1.10%
Allowance to nonperforming loans..................            N/M       312.98%       189.26%        187.94%       121.08%
Net (charge-offs) recoveries to average loans.....          0.02%         0.03%         0.05%         (0.03)%       (0.02)%
Nonperforming assets to average
 loans and real estate owned......................          0.07%         0.34%         0.56%          0.64%         1.68%

--------------------------------------------------------------------------------
N/M - Not meaningful, greater than one thousand percent
--------------------------------------------------------------------------------

At December 31, 1999, the loan portfolio included loans to individuals involved in the financial services industry of approximately $733 million. Recoveries exceeded charge-offs from loans to individuals involved in the financial services industry in 1997 through 1999. Net charge-offs from loans to individuals involved in the financial services industry amounted to $471,000 in 1996 and $353,000 in 1995. Such net charge-offs as a percentage of average total loans amounted to three basis points in 1996 and 1995.

DEPOSITS

--------------------------------------------------------------------------------------------------------------------------
                                                                      1999                   1998                   1997
(DOLLARS IN MILLIONS)                                    AMOUNT       RATE      AMOUNT       RATE    AMOUNT         RATE
--------------------------------------------------------------------------------------------------------------------------
Analysis of average daily deposits:
  Non-interest bearing deposits.....................   $   642         --     $   572          --    $    527        --
  Certificates of deposits of $100,000 or more......        69       4.62%         56        5.00%         66      5.08%
  Money Market and other savings deposits...........     2,710       4.22%      2,295        4.58%      2,007      4.80%
                                                      ----------             ----------              ---------
       Total deposits...............................   $ 3,421                $ 2,923                 $ 2,600
                                                      ----------             ----------              ---------

-------------------------------------------------------------------------------------------------------------------------
                                                                                        CERTIFICATES            OTHER
(DOLLARS IN MILLIONS)                                                                     OF DEPOSIT          DEPOSITS
-------------------------------------------------------------------------------------------------------------------------
Maturity distribution of interest bearing deposits in
  amounts of $100,000 or more at December 31, 1999:
  Three months or less.....................................................                 $     45         $   2,258
  Three through six months.................................................                        9               --
  Six through twelve months................................................                        7               --
  Over twelve months.......................................................                        1               --
                                                                                            ---------        ------------
     Total.................................................................                 $     62         $   2,258
                                                                                            ---------        ------------